Exhibit 2.1

STOCK PURCHASE AGREEMENT

AMONG

CHICKEN ACQUISITION CORP.,

EPL HOLDINGS, INC.,

EPL INTERMEDIATE, INC.,

EL POLLO LOCO, INC.,

AND

AMERICAN SECURITIES CAPITAL PARTNERS, L.P.,

AS SELLERS’ REPRESENTATIVE,

SEPTEMBER 27, 2005

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STOCK PURCHASE AGREEMENT dated as of September 27, 2005 (this “Agreement”), among Chicken Acquisition Corp., a Delaware corporation (“Buyer”); EPL HOLDINGS, INC., a Delaware corporation (the “Corporation”); EPL INTERMEDIATE, INC., a Delaware corporation (“EPL Intermediate”); EL POLLO LOCO, INC., a Delaware corporation (“EPL”; and collectively with the Corporation and EPL Intermediate, the “Company Group”); the equityholders of the Corporation listed on Schedule I hereto (collectively, the “Sellers”); and AMERICAN SECURITIES CAPITAL PARTNERS, L.P., a Delaware limited partnership, as Sellers’ Representative.

WHEREAS, the Corporation has (a) issued and outstanding shares of Common Stock, par value $0.10 per share (the “Common Stock”) and (b) outstanding stock options (the “Stock Options”) to purchase shares of Common Stock. The shares of Common Stock and the Stock Options are collectively referred to in this Agreement as the “Securities.”

WHEREAS, the Sellers desire to sell to Buyer, or a wholly owned subsidiary of Buyer (“Buyer Sub”), and Buyer (through itself or Buyer Sub) desires to purchase, all of the Common Stock issued to the Sellers in accordance with the terms set forth herein.

WHEREAS, capitalized terms used but not defined in this Agreement have the meanings set forth in Annex I attached hereto.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and covenants hereinafter set forth, the parties hereto hereby agree as set forth below.

ARTICLE I

GENERAL

Section 1.1	Purchase and Sale of the Common Stock.

In accordance with and subject to the provisions of this Agreement (including Section 1.3), at the Closing, each Seller shall sell, transfer, assign and deliver to Buyer (or Buyer Sub, as applicable), and Buyer shall (and shall cause Buyer Sub, as applicable, to) purchase and accept from such Seller, all shares of Common Stock held by such Seller (including any such shares of Common Stock that are issued to such Seller upon the exercise of Stock Options), as set forth opposite such Seller’s name on Schedule I, if any, free and clear of all Liens except for restrictions imposed by the Securities Act and the rules and regulations thereunder.

Section 1.2	Cancellation of Stock Options.

In accordance with and subject to the provisions of this Agreement (including Section 1.3), at the Closing, all outstanding Stock Options held by each Seller, if any, will be cancelled and each Seller agrees to the foregoing cancellation.

Section 1.3	Exchange of Rollover Shares and Rollover Options.

At the Closing, each Rollover Seller shall exchange his, hers or its (i) Rollover Shares for shares of Buyer Common Stock and/or (ii) Rollover Options for options to purchase shares of Buyer Common Stock, in each case in accordance with the terms of this Agreement and such Rollover Seller’s Exchange Agreement.

ARTICLE II

THE CLOSING

Section 2.1	The Closing.

The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at the offices of O’Melveny & Myers LLP, 7 Times Square, New York, New York 10036 on the date (the “Closing Date”) (a) five (5) days after all of the conditions set forth in Article IX have been satisfied or waived (other than those conditions which by their terms are intended to be satisfied at the Closing) or (b) such other date as mutually agreed upon by Buyer and Sellers’ Representative.

Section 2.2	Closing Deliveries.

(a) At the Closing, the Sellers and the Company Group shall deliver, or cause to be delivered, to Buyer:

(i) Stock Certificates. Stock certificates representing all of the shares of Common Stock duly endorsed for transfer to Buyer (or Buyer Sub, as applicable) or accompanied by stock powers executed in blank and otherwise satisfactory to Buyer for transfer on the books of the Corporation.

(ii) Officers Certificates. The officers certificates required pursuant to Sections 9.1(a) and 9.1(c).

(iii) Related Agreements. Duly executed copies of the Related Documents.

(iv) Good Standing Certificates. Good standing certificates from the State of Delaware and the State of California for each member of the Company Group dated not more than five (5) Business Days prior to the Closing Date.

(v) Resignations. Resignations of the directors of each member of the Company Group except for those directors as specified by Buyer not less than ten (10) Business Days prior to the Closing.

(vi) FIRPTA Certificates. The FIRPTA Certificates required pursuant to Section 9.1(k).

(vii) Other. Such other agreements, documents, instruments and writings as are required to be delivered by the Sellers and the Company Group at or prior to the Closing Date pursuant to this Agreement.

(b) At the Closing, the Buyer shall deliver, or caused to be delivered, to the Sellers:

(i) Purchase Price. The cash amounts required pursuant to Section 3.3(b).

(ii) Officer’s Certificates. The officer’s certificates required pursuant to Sections 9.2(a) and 9.2(c).

(iii) Related Agreements. Duly executed copies of the Related Documents.

(iv) Other. Such other agreements, documents, instruments and writings as are required to be delivered by Buyer at or prior to the Closing Date pursuant to this Agreement.

ARTICLE III

PAYMENT OF PURCHASE PRICE

Section 3.1	Certain Defined Terms.

The following terms shall have the respective meanings assigned to such terms below.

“Aggregate Exercise Price” means the aggregate amount that would be paid to the Corporation in respect of all outstanding Stock Options had such Stock Options been exercised (and the exercise price paid in cash) immediately prior to the Closing in accordance with the terms of the applicable option agreement with the Corporation pursuant to which such Stock Option was issued.

“Buyer Common Stock” means common stock, par value $.01 per share, of the Buyer.

“Equity Purchase Price” means an amount equal to (a) the Purchase Price, (b) minus the amount of any Funded Indebtedness of the Company Group immediately prior to the Closing, (c) minus the Transaction Expenses paid on the Closing Date pursuant to Section 3.3(d), (d) if the Working Capital Target is greater than the Estimated Working Capital, then minus the amount which is equal to the Working Capital Target minus the Estimated Working Capital or if the Estimated Working Capital is greater than the Working Capital Target, then plus the amount which is equal to the Estimated Working Capital minus the Working Capital Target. The Equity Purchase Price shall be subject to adjustment after the Closing Date pursuant to Article IV and Article XI.

“Funded Indebtedness” means, without duplication, the aggregate amount (including the current portions thereof) of all (a) the outstanding principal amount of the indebtedness set forth on Schedule 3.1(a); (b) obligations of the Company Group with respect to capital leases that are classified as a liability on a balance sheet in accordance with GAAP; (c) all interest expense accrued but unpaid on or relating to any of such indebtedness set forth in clauses (a) and (b); (d) fees (and reimbursement of lender expenses), prepayment penalties, breakage costs or premiums (and other costs and expenses directly related to the 2009 Notes Offer and the 2010 Notes Offer) incurred by the Company Group associated with the repayment of any Funded Indebtedness set forth in clause (a); and (e) without duplication, prepayment penalties, breakage costs or premiums on the Untendered Notes calculated as if the Untendered Notes were tendered pursuant to the terms of the 2009 Notes Offer and 2010 Notes Offer, as applicable.

“Indemnity Escrow Amount” means $15,000,000.

“Option Related Bonus Payments” means the payments required to be paid by the Company Group to certain of its employees pursuant to the terms of the Option Adjustment and Special Bonus Agreements entered into by the Company Group and such employees in December 2003 and April 2004.

“Per Option Amount” means, with respect to each outstanding Stock Option, an amount equal to the Per Share Amount minus the exercise price that would be paid to the Corporation in respect of such Stock Option had such Stock Option been exercised (and the exercise price paid in cash) immediately prior to the Closing in accordance with the terms of the applicable option agreement with the Corporation pursuant to which such Stock Option was issued.

“Per Share Amount” means an amount equal to the quotient obtained by dividing (x) the sum of (1) the Equity Purchase Price and (2) the Aggregate Exercise Price by (y) the sum of (1) the number of outstanding shares of Common Stock immediately prior to the Closing (including Rollover Shares) and (2) the number of shares of Common Stock into which Stock Options outstanding immediately prior to the Closing are exercisable.

“Purchase Price” means $415,000,000.

“Representative Retention Amount” means $5,000,000.

“Rollover Options” means, with respect to any holder thereof, the number of Stock Options set forth on Schedule 3.1(b), as such schedule may be amended prior to seven (7) Business Days prior to Closing to the extent such holder and the Buyer mutually agree; provided that the applicable holder thereof shall have executed an Exchange Agreement and a Stockholders Agreement with Buyer or its Affiliates with respect thereto prior to Closing.

“Rollover Ratio” means the quotient (to four decimal places) of (x) the Per Share Amount divided by (y) the average price per share paid by Trimaran Fund II, LLC in respect of its purchase of Buyer Common Stock at or immediately prior to Closing.

“Rollover Securities” means the Rollover Shares and the Rollover Options.

“Rollover Shares” means, which respect to any holder thereof, the shares of Common Stock set forth on Schedule 3.1(b), as such schedule may be amended prior to seven (7) Business Days prior to Closing to the extent such holder and the Buyer mutually agree; provided that the applicable holder thereof shall have executed an Exchange Agreement and a Stockholders Agreement with Buyer or its Affiliates with respect thereto prior to Closing.

“Transaction Expenses” means (a) all unpaid fees, costs, charges, expenses, obligations, payments and awards that are incurred by the Company Group in connection with this Agreement and the Related Documents and the transactions contemplated hereby and thereby by the Company Group prior to Closing, (b) the Option Related Bonus Payments and (c) up to $2,000,000 of other miscellaneous payments. Notwithstanding anything to the contrary contained herein, “Transaction Expenses” shall not include any of the fees, costs, charges or expenses incurred directly or indirectly (i) by the Company Group in connection with any financing activity by Buyer to satisfy its obligations set forth herein or in the Related Documents or (ii) by the Company Group that are covered under the definition of “Funded Indebtedness”.

“WC Escrow Amount” means $2,000,000.

Section 3.2	Calculation of Purchase Price.

(a) At the Closing, (i) Buyer (on behalf of Buyer Sub) shall pay to the Sellers in consideration of the shares of Common Stock (excluding Rollover Shares) to be purchased by Buyer pursuant to Section 1.1 a cash amount equal to the product of (x) the number of shares of Common Stock (excluding Rollover Shares) held by such Seller, if any, prior to the Closing and (y) the Per Share Amount and (ii) Buyer shall issue to each Seller in exchange for the Rollover Shares held by such Seller, if any, to be exchanged pursuant to Section 1.3 a number of shares of Buyer Common Stock equal to the product of (x) the number of Rollover Shares held by such Seller, if any, and (y) the Rollover Ratio.

(b) At the Closing, (i) Buyer (on behalf of Buyer Sub) shall cause the Company Group to pay to the Sellers in consideration of the cancellation of the outstanding Stock Options (excluding Rollover Options) pursuant to Section 1.2 a cash amount (less any required withholding amounts for payroll or withholding Taxes and, as applicable, such option holder’s pro rata share of the Indemnity Escrow Amount, the WC Escrow Amount and the Representative Retention Amount) equal to the product of (x) the number of Stock Options (excluding Rollover Options) held by such Seller, if any, prior to the Closing and (y) the applicable Per Option Amount and (ii) Buyer shall issue to each Seller in exchange for the Rollover Options held by each Seller, if any, to be exchanged pursuant to Section 1.3 a number of options to acquire Buyer Common Stock upon substantially the same material terms and conditions as were in effect under the applicable option agreement with respect to such Rollover Options prior to the Closing; provided that the number of shares of Buyer Common Stock subject to such new options (for which any Rollover Options shall have been exchanged) shall be multiplied by the Rollover Ratio (rounded down to the nearest share) and the exercise price per share shall be divided by the Rollover Ratio (rounded up to the nearest penny); provided, further, that such new options to acquire Buyer Common Stock shall be subject to the terms of any new stock option plan of Buyer and that such new stock option plan of Buyer shall not cause such new options to be treated as deferred compensation within the meaning of Section 409A of the Code. All Stock Options, including Rollover Options, shall be vested immediately prior to the Closing.

(c) The payments required pursuant to this Section 3.2 shall be made (or cause to be made) by Buyer in accordance with, and as adjusted pursuant to, the provisions set forth in Section 3.3(b).

Section 3.3	Delivery of Funds; Surrender of Certificates; Payment of Funded Indebtedness and Transaction Expenses.

(a) Not later than two (2) Business Days prior to the Closing Date, the Corporation shall deliver to Buyer (i) the Estimated Working Capital Certificate and (ii) the Transaction Expenses Certificate.

(b) At the Closing, upon delivery of the certificates representing the shares of Common Stock to be purchased by Buyer or Buyer Sub, as applicable (duly endorsed for transfer to Buyer or Buyer Sub, as applicable, or accompanied by stock powers duly endorsed in blank), (i) Buyer shall (on behalf of Buyer Sub) pay to (A) Sellers’ Representative on behalf of each Seller an amount in immediately available U.S. funds equal to the amount due such Seller in accordance with Section 3.2, minus an amount in cash equal to such Seller’s pro rata portion (based upon such Seller’s Ownership Percentage) of the Indemnity Escrow Amount, WC Escrow Amount and Representative Retention Amount, such amount to be paid promptly by wire transfer to one or more accounts designated by the Sellers’ Representative prior to the Closing; (B) the Escrow Agent an amount in immediately available U.S. funds equal to the sum of the Indemnity Escrow Amount and the WC Escrow Amount, such amount to be paid promptly by wire transfer to two (2) separate accounts designated by the Escrow Agent; and (C) the Sellers’ Representative an amount in immediately available U.S. funds equal to the Representative Retention Amount, such amount to be paid promptly by wire transfer to an account designated by the Sellers’ Representative and (ii) in respect of Rollover Shares and Rollover Options, Buyer shall issue to each Rollover Seller shares of Buyer Common Stock and/or options to purchase shares of Buyer Common Stock, as applicable, as set forth in Section 3.2. For the avoidance of doubt, each Rollover Seller shall be responsible for their pro rata portion of cash contributions to the Indemnity Escrow Amount, WC Escrow Amount and Representative Retention Amount pursuant to clause (i)(A) above irrespective of the number of Securities exchanged for securities of Buyer by such holder or whether or not any Securities of such holder are so exchanged.

(c) At or immediately prior to the Closing, Buyer shall deliver (or cause to be delivered on behalf of the Company Group) to the holders of the Funded Indebtedness of the Company Group (excluding the holders of the Assumed Debt) an amount sufficient to repay all such Funded Indebtedness (excluding the Assumed Debt), with the result that immediately following the Closing there will be no further monetary obligations of the Corporation with respect to any such Funded Indebtedness (other than the Assumed Debt) outstanding immediately prior to the Closing. At or immediately prior to the Closing, the Corporation will provide Buyer with customary pay-off letters from all holders of such Funded Indebtedness (other than the Assumed Debt) to be repaid as of the Closing, and make arrangements reasonably satisfactory to Buyer for such holders to provide to Buyer recordable form lien releases and other documents reasonably requested by Buyer prior to the Closing. At the Closing, the Buyer (i) shall cause a financial institution reasonably acceptable to the issuers of the letters of credits under the Credit Agreement to issue back-to-back letters of credit to backstop any letters of credit issued under the Credit Agreement which have not been cancelled and returned to the Sellers’ Representative on or prior to the Closing Date (the “Outstanding LC’s”) or (ii) shall provide cash collateral to the issuers of the Outstanding LC’s in an amount equal to the face amount of such Outstanding LC’s.

(d) At or immediately prior to the Closing, Buyer shall pay to those Persons identified by the Corporation in the Transaction Expenses Certificate the Transaction Expenses to the Persons so designated.

(e) All payments hereunder shall be made in cash and without any withholding for Taxes of any kind except as required by Law. Any amounts so withheld (including for payroll Taxes) shall be treated as having been received by the Person(s) designated to receive such payments for all purposes of this Agreement and shall timely be paid (or cause to be paid) by Buyer (including by the Company Group at the direction of Buyer) to the appropriate Governmental Entity. Each Seller’s pro rata portion (based upon such Seller’s Ownership Percentage) of the Indemnity Escrow Amount, WC Escrow Amount and Representative Retention Amount shall be treated as having been received by such Seller for all purposes of this Agreement.

(f) Not later than ten (10) Business Days prior to the Closing Date, Buyer shall deliver to the Sellers’ Representative Schedule III, setting forth the Buyer’s determination of Assumed Debt.

ARTICLE IV

PURCHASE PRICE ADJUSTMENT

Section 4.1	Preparation of Closing Balance Sheet and Closing Statement.

As promptly as practicable following the Closing Date (but in no event later than 45 calendar days after the Closing Date), Buyer shall prepare, or cause its accountants (the “Buyer’s Accountants”) to prepare, a balance sheet of the Company Group as of the close of business on the day immediately preceding the Closing Date (the “Closing Balance Sheet”) certified by the chief financial officer of the Corporation and a statement (the “Closing Statement”) setting forth the computation of the Working Capital derived from the Closing Balance Sheet. The Closing Balance Sheet and the Closing Statement shall be prepared in accordance with GAAP using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Balance Sheet, as specifically adjusted pursuant to the rules and principles of Schedule II attached hereto.

Section 4.2	Review by the Sellers’ Representative.

(a) Upon completion of the Closing Balance Sheet and Closing Statement, Buyer shall promptly issue and deliver the Closing Balance Sheet, Closing Statement and the statements supporting the calculations thereof (the “Supporting Statements”) to the Sellers’ Representative (but in no event later than 45 calendar days after the Closing Date).

(b) Following receipt of the Closing Balance Sheet, the Closing Statement and the Supporting Statements, the Sellers’ Representative will be afforded a period of 45 calendar days (the “First 45-Day Period”) to review the Closing Balance Sheet, Closing Statement and Supporting Statements. During the First 45-Day Period, and during any time up through the Final Determination Date, the Sellers’ Representative and its accountants (and their respective representatives) shall be entitled to review the Closing Statement, the Closing Balance Sheet and the Supporting Statements prepared by Buyer or Buyer’s Accountants, and the Corporation and Buyer shall provide the Sellers’ Representative and its accountants (and their respective representatives) with reasonable access to the Buyer’s, the Corporation’s and their Subsidiaries, personnel, properties, accountants’ workpapers, books and records, as well as the right to make copies of all such workpapers, books and records. At or before the end of the First 45-Day Period, the Sellers’ Representative will either (i) accept the Closing Statement in its entirety, in which case the Working Capital will be as set forth in the Closing Statement, or (ii) deliver to Buyer a written notice (the “Objection Notice”) containing a written explanation of those items in the Closing Statement which the Sellers’ Representative disputes, together with a calculation of Working Capital using Sellers’ Representative’s position with respect to such disputed items. If the Sellers’ Representative delivers the Objection Notice in a timely manner, then, within a further period of 45 calendar days from the date of delivery of the Objection Notice, the parties will attempt to resolve in good faith any disputed items and reach a written agreement (the “Settlement Agreement”) with respect thereto. Failing such resolution, the unresolved disputed items (but not those items that are not in dispute) will be referred for final binding resolution to Ernst & Young LLP (the “Arbitrating Accountants”), the fees and expenses of which shall be borne by the Sellers (pro rata in accordance with their respective Ownership Percentage), on the one hand, and Buyer, on the other hand, in inverse proportion as they may prevail on matters resolved by the Arbitrating Accountants, which proportionate allocation shall be determined by the Arbitrating Accountants. If the disputed items are referred to the Arbitrating Accountants, then such disputed items solely (and the resultant Closing Statement and Working Capital) will be deemed to be as determined by the Arbitrating Accountants. Such determination (the “Accountants’ Determination”) shall be (A) in writing, (B) based solely on written submissions by Buyer and Sellers’ Representative and not by independent review, (C) furnished to the Sellers’ Representative and Buyer as soon as practicable after the items in dispute have been referred to the Arbitrating Accountants (which the parties shall request shall not be later than 60 calendar days thereafter), (D) made in a manner that is consistent with the prescribed manner of preparation of the Closing Balance Sheet and Closing Statement pursuant to Section 4.1 and Schedule II and (E) non-appealable and incontestable by the Corporation, the Sellers’ Representative, any Seller, Buyer or any of their respective Affiliates, and not subject to collateral attack for any reason (other than manifest error). In resolving any disputed item, the Arbitrating Accountants may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. Whether any dispute is resolved by the Settlement Agreement or by the Arbitrating Accountants, changes to the Closing Balance Sheet and the Closing Statement shall be made hereunder only for items which have been disputed by the Sellers’ Representative as set forth in the Objection Notice.

(c) The “Final Determination Date” shall mean the earliest to occur of (w) the 46th calendar day following the receipt by the Sellers’ Representative of the Closing Balance Sheet, Closing Statement, and Supporting Statements, if the Sellers’ Representative shall have failed to deliver the Objection Notice to Buyer within the First 45-Day Period, (x) the date on which either the Sellers’ Representative or Buyer gives the other a written notice that such party has no objection to the other party’s determination of Working Capital, (y) the date on which the Sellers’ Representative and Buyer execute and deliver a Settlement Agreement or (z) the date as of which the Sellers’ Representative and Buyer shall have received the Accountants’

Determination. “Final Working Capital” shall mean Working Capital as finally determined in accordance with this Section 4.2.

Section 4.3	Adjustment.

(a) Upon determination of the Final Working Capital in accordance with Section 4.2, the following amounts will be payable within three (3) Business Days of the Final Determination Date in accordance with the following terms:

(i) if the Final Working Capital is greater than the Estimated Working Capital, (A) Buyer shall promptly pay to the Sellers’ Representative (for the benefit of the Sellers in accordance with their Ownership Percentage) (payable by wire transfer of immediately available U.S. funds in accordance with the written payment instructions furnished by the Sellers’ Representative to Buyer) the amount equal to the Final Working Capital minus the Estimated Working Capital and (B) all rights to the WC Escrow Funds (including interest earned thereon) shall automatically transfer to the Sellers’ Representative (for the benefit of the Sellers in accordance with their respective Ownership Percentage) and the Sellers’ Representative and Buyer shall take all actions reasonably necessary to cause the Escrow Agent to release the WC Escrow Funds (including all accrued interest thereon) to the Sellers’ Representative (for the benefit of the Sellers in accordance with their respective Ownership Percentage); and

(ii) if the Final Working Capital is less than the Estimated Working Capital, (A) Buyer and the Sellers’ Representative shall cause the Escrow Agent to promptly pay to Buyer (payable by wire transfer of immediately available U.S. funds in accordance with the written payment instructions furnished by Buyer to the Escrow Agent), from the WC Escrow Funds, the amount (which in no case shall ever exceed the amount of the WC Escrow Funds (plus interest earned thereon) available at such time) equal to the Estimated Working Capital minus the Final Working Capital and (B) the balance of the WC Escrow Funds, if any (including interest earned thereon), shall automatically transfer to the Sellers’ Representative (for the benefit of the Sellers in accordance with their respective Ownership Percentage) and the Sellers’ Representative and Buyer shall take all actions reasonably necessary to cause the Escrow Agent to release the balance of the WC Escrow Funds, if any, (including all accrued interest thereon) to the Sellers’ Representative (for the benefit of the Sellers in accordance with their respective Ownership Percentage).

(b) Any required adjustment pursuant to this Section 4.3 shall be deemed to be an adjustment to the Purchase Price and shall be referred to as the “Purchase Price Adjustment.” Buyer agrees, solely with respect to the calculation of the Purchase Price Adjustment, and without restricting in any manner whatsoever Buyer’s right to take any such action that would not affect such calculation, that following the Closing, Buyer will not take, or allow the Corporation or its Subsidiaries to take, any actions with respect to the accounting books, records, policies and procedures of the Company Group on which the Closing Balance Sheet and the Final Working Capital are to be based that are not consistent with the accounting principles and methodologies that are prescribed to be used in preparation of the Closing Balance Sheet and Closing Statement pursuant to Section 4.1 and Schedule II.

(c) Notwithstanding anything to the contrary contained herein or in any Related Document, in no event shall any part of the WC Escrow Funds be used or made available to satisfy any Claims or Tax Claims.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY GROUP

The Company Group hereby represents and warrants to Buyer as set forth below, except as set forth in the applicable schedules identified herein (with specific reference, subject to Section 12.4(a), to the section or subsection of this Agreement to which the disclosure relates).

Section 5.1	Organization, Standing, Qualification and Power.

Each member of the Company Group is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted. Each member of the Company Group is duly qualified or licensed and in good standing to do business in each jurisdiction in which such qualification is necessary because of the nature of the business conducted by it, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the Company Group.

Section 5.2	Authority; Execution and Delivery; Enforceability.

Each member of the Company Group has the corporate power and authority to execute this Agreement and the Related Documents to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each member of the Company Group of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and the execution and delivery by such Person of the Related Documents to which it is, or is specified to be, a party and the consummation by such Person of the transactions contemplated thereby will be duly authorized by all necessary corporate action on the part of such Person prior to the Closing. Each member of the Company Group has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each Related Document to which it is, or is specified to be, a party, and this Agreement constitutes, and each Related Document to which it is, or is specified to be, a party will at the Closing constitute, a legal, valid and binding obligation of such Person enforceable against such Person in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

Section 5.3	No Conflicts; Consents.

(a) The execution and delivery by each member of the Company Group of this Agreement does not, the execution and delivery by such Person of each Related Document to which it is, or is specified to be, a party will not, and the consummation of the transactions contemplated hereby and thereby and compliance by such Person with the terms hereof and thereof will not, conflict with, or result in any violation or breach of or default (or an event which, with or without notice or lapse of time, would give rise to any default) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or a loss of a benefit under, or result in the creation of any lien encumbrance on any assets or properties of the Company Group under, any provision of (i) the certificate of incorporation or by-laws of such Person; (ii) except as set forth on Schedule 5.3(a) or with respect to any Contract related to the lease of real property, any Contract to which such Person is a party or by which any of its respective properties or assets is bound; or (iii) any judgment, order or decree of any Governmental Entity (“Judgment”) or Law applicable to such Person or its respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such conflicts, violations, defaults, or rights that would not reasonably be expected to have a Material Adverse Effect on the Company Group.

(b) No Permit, consent or approval of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to, any member of the Company Group in connection with the execution, delivery and performance by such Person of this Agreement or any Related Document to which it is, or is specified to be, a party, or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the HSR Act; (ii) those the failure of which to obtain or make would not reasonably be expected to (A) have a Material Adverse Effect on the Company Group or (B) materially impair the ability of the Company Group to perform its obligations under this Agreement and the Related Documents to which it is, or is specified to be, a party; and (iii) those that may be required solely by reason of Buyer’s (as opposed to any other third party’s) participation in the transactions contemplated hereby and by the Related Documents.

Section 5.4	Capitalization; Subsidiaries.

(a) The authorized capital stock of the Corporation consists of 2,000,000 shares of Common Stock. As of the date hereof, (i) 1,033,948 shares of Common Stock are issued and outstanding and (ii) Stock Options exercisable into 82,617 shares of Common Stock are outstanding. The issued and outstanding shares of Common Stock are owned, beneficially and of record, by the Sellers, and in the amounts, listed on Schedule I. All issued and outstanding shares of Common Stock list on Schedule I have been validly issued and are fully paid and non-assessable. Except as set forth in this Section 5.4(a), no shares of capital stock of the Corporation are issued or outstanding. Except for the Stock Options set forth on Schedule 5.4, there are no outstanding options, warrants, rights, calls, agreements or other commitments or rights issued by the Corporation or to which the Corporation is a party to purchase or acquire any unissued stock or other securities from the Corporation, and no other capital stock of the Corporation is reserved for any purpose. Except as set forth on Schedule 5.4(a)(1), there are no Contracts to which any member of the Company Group is a party that relate to the Securities or any shares of capital stock or other securities of any member of the Company Group. Schedule 5.4(a)(2) sets forth a schedule of each outstanding Stock Option, including (i) the holder thereof, (ii) the number of shares of Common Stock into which each Stock Option is exercisable, (iii) the relevant exercise price and (iv) the term of such Stock Option.

(b) The authorized capital stock of EPL Intermediate consists of 100 shares of common stock, $.01 par value, and 40,000 shares of preferred stock, $.01 par value, and there are 100 shares of EPL Intermediate common stock issued and outstanding. Except as set forth on Schedule 5.4(b), all of the outstanding shares of capital stock of EPL Intermediate have been validly issued and are fully paid and non-assessable and are owned, beneficially and of record, by the Corporation, free and clear of all Liens. There are no outstanding options, warrants, rights, calls, agreements or other commitments or rights issued by EPL Intermediate or to which EPL Intermediate is a party to purchase or acquire any unissued stock or other securities from EPL Intermediate, and no other capital stock of EPL Intermediate is reserved for any purpose.

(c) The authorized capital stock of EPL consists of 20,000 shares of common stock, $.01 par value, and there are 100 shares of EPL common stock issued and outstanding. Except as set forth on Schedule 5.4(c), all of the outstanding shares of capital stock of EPL have been validly issued and are fully paid and non-assessable and are owned, beneficially and of record, by EPL Intermediate, free and clear of all Liens. There are no outstanding options, warrants, rights, calls, agreements or other commitments or rights issued by EPL or to which EPL is a party to purchase or acquire any unissued stock or other securities from EPL, and no other capital stock of EPL is reserved for any purpose.

(d) Except as specified in this Section 5.4, no member of the Company Group owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(e) Schedule 5.4(e) sets forth all items that constitute Indebtedness of the Company Group as of August 31, 2005; provided, however, that Schedule 5.4(e) may exclude items of Indebtedness under clauses (d) and (e) of the definition thereof, to the extent such item is less than $1,000,000.

Section 5.5	Financial Statements.

(a) Schedule 5.5 contains (i) the audited consolidated balance sheets of EPL Intermediate and EPL as of December 31, 2003 and December 29, 2004 (such December 29, 2004 balance sheet, the “Audited Balance Sheet”), and the related audited consolidated statements of income and comprehensive income, stockholder’s equity (deficiency) and cash flows for the fiscal years then ended, as well as for the fiscal year ended December 25, 2002 (together with the December 31, 2003 audited balance sheet and the Audited Balance Sheet, the “Audited Financial Statements”); and (ii) the unaudited condensed consolidated balance sheet of EPL Intermediate and EPL (the “Interim Balance Sheet”) as of June 29, 2005 (the “Interim Balance Sheet Date”) and the related unaudited condensed consolidated statements of income and cash flows for the 26 weeks then ended (the “Unaudited Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared from, and are in accordance with, the books and records of EPL Intermediate and EPL and are in accordance with GAAP applied on a consistent basis throughout the periods covered (except as indicated in the notes thereto and except as set forth on Schedule 5.5(a)). Except as set forth on Schedule 5.5(a), the Financial Statements fairly present in all material respects the consolidated financial position and results of operations of EPL Intermediate and EPL as of the dates and for the periods indicated (subject in the case of the Unaudited Financial Statements to (i) the absence of any footnotes that may be required and (ii) year-end adjustments in amounts that would not be expected to be, material).

(b) The Company Group has no material liabilities, known or unknown, of a type that would have been required to be set forth on the Audited Balance Sheet (including the notes thereto) if such liability had existed at December 29, 2004, other than (i) as disclosed on the Financial Statements, (ii) as disclosed on Schedule 5.5(b), and (iii) liabilities incurred in the ordinary course of business (or specifically permitted by Section 8.1). The Corporation is a holding company and conducts no business and has no material liabilities or material assets (other than the equity interests of its Subsidiaries).

Section 5.6	Property.

(a) Schedule 5.6(a)(i) sets forth a true, correct and complete list as of the date hereof of the addresses or locations of all real property and interests in real property owned in fee by the Company Group (collectively, the “Owned Properties”) and leased by the Company Group pursuant to ground leases (such ground leases, collectively the “Ground Leases” and such properties, collectively, the “Ground Leased Properties”). Each member of the Company Group has valid fee simple title to all Owned Properties and a valid and enforceable leasehold interest in all Ground Leased Properties free and clear of all Liens, other than Liens set forth in Schedule 5.6(a)(ii), and Permitted Liens.

(b) Schedule 5.6(b)(i) sets forth a true, correct and complete list as of the date hereof of all leases, subleases and other agreements (other than Franchise Agreements) pursuant to which any member of the Company Group uses or occupies or has the right to use or occupy any real property (individually, a “Space Lease” and together with the Ground Leases, the “Real Property Leases” and the real properties specified in such Space Leases, together with the Owned Properties and the Ground Leased Properties, being referred to herein individually as a “Company Property” and collectively as the “Company Properties”) as lessee and, except as set forth in Schedule 5.6(b)(ii), to the knowledge of the Company Group, each member of the Company Group has complied in all material respects with the terms of all Real Property Leases to which it is a party and under which it is in occupancy, and all such Real Property Leases are in full force and effect. Except as set forth on Schedule 5.6(c), no member of the Company Group has collaterally assigned or granted a security interest in any Real Property Lease or any interest therein.

(c) Sellers or the Company Group have made available to Buyer true and complete copies of (i) all deeds and other instruments (as recorded) by which the Company Group acquired their interests in the Owned Property; (ii) all title insurance policies and surveys in the possession of the Company Group pertaining to the Owned Property; and (iii) each Real Property Lease.

(d) The Company Group has valid title (including a leasehold interest, as applicable) to all of the Assets reflected on the Interim Balance Sheet or acquired since the Interim Balance Sheet Date, free and clear of all Liens, other than Liens set forth on Schedule 5.6(d) and Permitted Liens.

(e) There are no documents evidencing easements, covenants, rights of way or other similar restrictions in the Company’s possession pertaining to the Owned Property which,

individually or in the aggregate, materially impair the continued use and operation of the Company Group’s assets in the conduct of its business as presently conducted.

Section 5.7	Intellectual Property.

(a) Schedule 5.7(a) sets forth a list of all material Intellectual Property owned by each member of the Company Group as of the date hereof. To the extent indicated on Schedule 5.7(a), such Intellectual Property has been duly registered in, filed in or issued by the United States Copyright Office or the United States Patent and Trademark Office. The Company Group is the sole and exclusive beneficial (and, with respect to registrations, record) owner of all the U.S. domestic Intellectual Property set forth on Schedule 5.7(a), and all such Intellectual Property is subsisting, valid and enforceable. Except as set forth on Schedule 5.7(b), no member of the Company Group has received any written notice from any other Person challenging in any material respect the right of any member of the Company Group to own or use any of the Intellectual Property set forth in Schedule 5.7(a) or any rights thereunder. Except as set forth on Schedule 5.7(c), and except for Franchise Agreements disclosed in Schedule 5.19(e)(1), no member of the Company Group has granted any licenses or other rights, and no member of the Company Group has any obligation to grant licenses or other rights, to any of the Intellectual Property set forth on Schedule 5.7(a) to any other Person. Except as set forth on Schedule 5.7(d), no member of the Company Group has in the last two years made any claim in writing or received actual notice of a violation or infringement by others of its rights to or in connection with any Intellectual Property. Schedule 5.7(e) sets forth all internet domain names of the Company Group. All such domain names have been registered by the Company Group with an authorized internet registrar, which registrations are, to the knowledge of the Company Group, in full force and effect.

(b) No Affiliate of any member of the Company Group (which is not EPL, the Corporation or EPL Intermediate), or current or former partner, director, stockholder, officer, or employee of any member of the Company Group will, after giving effect to the transactions contemplated hereby, own or retain any rights to use any of the Intellectual Property owned, used, or held for use by the Company Group in the conduct of the business. The Company Group takes reasonable measures to protect the confidentiality of Trade Secrets.

Section 5.8	Contracts.

(a) Except as set forth on Schedule 5.8(a), as of the date hereof, no member of the Company Group is a party to and none of their respective assets or properties are bound by any Contract that is (each, a “Material Contract”):

(i) a Contract required to be filed (whether or not so filed) as an exhibit to the Form 10-K of either EPL and EPL Intermediate;

(ii) a Franchise Agreement;

(iii) an employment agreement with any vice president or a more senior corporate officer of the Company Group, or a consulting Contract involving annual compensation in excess of $250,000 (unless terminable without payment or penalty upon no more than 90 calendar days’ notice);

(iv) a covenant not to compete or prohibits engagement in any type of business in any geographic area or line of business (other than pursuant to any Franchise Agreement) or a Contract that restricts the ability of the Company Group to pay dividends, incur Indebtedness or Liens (other than Permitted Liens) or sell or dispose of material assets;

(v) a Contract (other than employment agreements) with any shareholder, director, officer or Affiliate of the Corporation;

(vi) a lease or similar Contract under which:

(A) any member of the Company Group is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any third party involving payment by such member of the Company Group of more than $500,000 on an annual basis (unless terminable without payment or penalty upon no more than 180 calendar days’ notice), or

(B) any member of the Company Group is a lessor or sublessor of, or makes available for use by any third party, any tangible personal property owned or leased by such member of the Company Group, involving payment by or to such member of the Company Group of more than $500,000 on an annual basis (unless terminable without payment or penalty upon no more than 180 calendar days’ notice);

(vii) a Contract under which any member of the Company Group has directly or indirectly incurred Indebtedness or guaranteed Indebtedness, liabilities or obligations of any other Person (other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice), that is in excess of $500,000;

(viii) a Contract granting a Lien (other than any Permitted Lien) upon any of the material assets of any member of the Company Group;

(ix) a Contract (excluding a purchase order entered into in the ordinary course of business consistent with past practice) involving payment by any member of the Company Group of more than $500,000 on an annual basis;

(x) a Contract (including a purchase order) involving the obligation of any member of the Company Group to deliver products or services for payment of more than $1,000,000 (unless terminable without payment or penalty upon no more than 180 calendar days’ notice), other than sales orders entered into in the ordinary course of business consistent with past practice; or

(xi) a Contract executed within the previous three year period, relating to the acquisition or the disposition of, any business, material assets (other than in the ordinary course of business consistent with past practice) or the formation of or investment in any joint venture, partnership or similar agreement with a third party.

(b) To the actual knowledge of the Designated Employees, each Material Contract is a valid and binding agreement of the Company Group and is in full force and effect. Except as set forth on Schedule 5.8(b), no member of the Company Group is in breach or default in any material respect of or under any Material Contract and, to the knowledge of the Company Group, no other party to any such Material Contract is in breach or default in any material respect thereunder, in each case, other than any breach or default of any Contract that would not reasonably be expected to have a Material Adverse Effect on the Company Group. No member of the Company Group has, except as disclosed on Schedule 5.8(b), received any written notice of the intention of any Person to terminate any Material Contract, other than any Material Contract that if terminated would not reasonably be expected to have a Material Adverse Effect on the Company Group.

Section 5.9	Permits.

Except as set forth on Schedule 5.9, (a) each member of the Company Group holds and is in compliance with all permits, licenses, registrations (other than franchise registrations, which are the subject to Section 5.19, below) and authorizations (“Permits”) required under Law for the conduct of the business of such Persons as presently conducted, other than any such Permit the absence of which would not reasonably be expected to have a Material Adverse Effect on the Company Group; and (b) during the past two years, no member of the Company Group has received written notice of any Proceedings relating to the revocation or modification of any such Permits. This Section 5.9 does not relate to Permits required by any Environmental Law, which are the subject of Section 5.15, nor to Permits related to any franchise Law, which are the subject of Section 5.19.

Section 5.10	Taxes.

Except as set forth on Schedule 5.10 as it applies to subsections (d) and (e) of Section 5.10, (a) each member of the Company Group has filed all Returns required to be filed by it prior to the Closing Date; (b) all such Returns are true and complete and in all material respects; (c) all Taxes required to be paid by any member of the Company Group (collectively, such Taxes the “Company Group Taxes”) have been paid; (d) no member of the Company Group has waived any statute of limitations affecting any Tax liability or agreed to any extension of time during which a Tax assessment or deficiency assessment may be made, which waiver or extension is still outstanding; (e) there are no pending Tax audits of any Returns of any member of the Company Group and no member of the Company Group has received notice of any unresolved questions or claims concerning its or the Company Group’s Tax liability; (f) each member of the Company Group has complied in all material respects with all Laws relating to the payment and withholding of Taxes; (g) no member of the Company Group is or has been a party to any agreement with respect to the sharing or allocation of, or indemnification for, Taxes or similar contract or arrangement, whether written or unwritten; (h) no written claim has been made by any taxing authority in a jurisdiction where any member of the Company Group has not filed a Return that any such member of the Company Group is or may be subject to Tax in that jurisdiction; (i) no member of the Company Group has engaged in any transaction that gives rise to: (x) a registration obligation under section 6111 of the Code or the Treasury Regulations promulgated thereunder; (y) a list maintenance obligation under section 6112 of the Code or the Treasury Regulations promulgated thereunder; or (z) a disclosure obligation as a “reportable transaction” under section 6011 of the Code or the Treasury Regulations promulgated thereunder; (j) no power of attorney that is currently in force has been granted by any member of the Company Group with respect to any matter relating to Company Group Taxes; (k) no member of the Company Group is required to include in income any adjustment pursuant to Section 481 of the Code by reason of a change in accounting method initiated by the Corporation or any member of the Company Group or by any taxing authority and no member of the Company Group has received written notice of any such proposed change by any taxing authority; (l) the aggregate liability of the Company Group under escheat or other similar Laws is as reflected on the Financial Statements and does not exceed $500,000 and (m) the Company Group has previously delivered or made available to Buyer complete and accurate copies of each of (x) all material audit reports, technical advice memoranda, letter rulings and determination letters issued by a Tax authority and received by any member of the Company Group after January 1, 2000 relating to Company Group Taxes that remain in effect and (y) any material closing agreements entered into after January 1, 2000 by any member of the Company Group with any Tax authority that remain in effect on the date hereof.

Section 5.10 and Section 5.12 are the only Sections in this Agreement in which representations relating to Taxes are made, other than Liens for Taxes. The representations set forth in this Section 5.10 refer only to the past activities of the Company Group and are not intended to serve as a representation to, or a guarantee of, any Tax position taken after the Closing Date.

Section 5.11	Proceedings.

Schedule 5.11 sets forth all pending or, to the knowledge of the Company Group, threatened Proceedings (within the past year) with respect to which the Company Group has been contacted in writing by counsel for the plaintiff or claimant, arising out of the conduct of its business or against any of its assets and that (a) comprise a claim relating to or involving more than $1,000,000 (in excess of available insurance coverage) or more than $10,000,000 (whether or not covered by insurance), (b) seeks any material injunctive relief, or (c) would reasonably be expected to give rise to any legal restraint on or prohibition against the transactions contemplated by this Agreement or the Related Documents. To the knowledge of the Company Group, no member of the Company Group is a party or subject to or in default under any material Judgment binding on the Company Group.

Section 5.12	Benefit Plans.

(a) Schedule 5.12(a) sets forth a true and complete list as of the date hereof of all “employee benefit plans” (as that term is defined in Section 3(3) of ERISA), as well as any other bonus, equity, deferred and incentive compensation plan, employment, severance, or termination plan or agreement, and each other material employee benefit plan, fund, program or arrangement, in each case, under which any member of the Company Group, or any entity that is a member of a “controlled group of corporations” with or is under “common control” with any member of the Company Group as defined in Section 414(b) or (c) of the Code (“ERISA Affiliate”), has any present or future obligations or liability on behalf of any current or former employee of any member of the Company Group or the dependents or beneficiaries of such employees (all of the foregoing being referred to in this Agreement as, the “Benefit Plans”).

(b) Except as set forth on Schedule 5.12(b), (i) each Benefit Plan has been operated and administered in material compliance with its terms, ERISA and the Code, (ii) neither the Company Group nor any of its ERISA Affiliates, nor to the knowledge of the Company Group, any other “disqualified person” or “party in interest” (as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively) with respect to a Benefit Plan has breached the fiduciary rules of ERISA or engaged in a prohibited transaction which could subject any member of the Company Group to a material Tax or penalty imposed under Section 4975 of the Code or Sections 502(i), (j) or (l) of ERISA, and (iii) no Benefit Plan is a Multiemployer Plan or a pension plan (as such term is defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA (a “Title IV Plan”) and no Seller nor any ERISA Affiliate has, since January 1, 2000, maintained or contributed to any Title IV Plan or Multiemployer Plan, and (iv) no Benefit Plan provides post-employment health or welfare benefits to employees of the Corporation (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under similar state law, or benefits in the nature of severance pay with respect to one or more employment contracts set forth on Schedule 5.12(a)).

(c) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or officer of the Corporation to severance pay or any other payment other than as provided in one or more employment contracts set forth on Schedule 5.12(a), except as expressly provided in this Agreement or disclosed on Schedule 5.12(c) (ii) except with respect to payments made in connection with the Stock Options and Option Related Bonus Payments, accelerate the time of payment or vesting or cause a permanent increase in the rate of compensation due any such employee or officer, or (iii) cause any amounts payable under the Benefit Plans to fail to be deductible for federal income taxes by virtue of section 280G of the Code.

Section 5.13	Absence of Changes or Events.

Except as set forth on Schedule 5.13, since the Interim Balance Sheet Date through the date of this Agreement, (i) there has not been a Material Adverse Effect on the Company Group and (ii) the Company Group has operated its business and operations in the ordinary course of business consistent with past practice, other than any impact on the sales of franchise restaurants as a result of the process of selling the Company Group.

Section 5.14	Compliance with Laws.

Except as set forth on Schedule 5.14, each member of the Company Group is in compliance with all Laws, except for instances of noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company Group. This Section 5.14 does not relate to Tax matters, environmental matters, employee and labor matters or franchise matters.

Section 5.15	Environmental Matters.

Except as set forth on Schedule 5.15, and except for those matters that would not reasonably be expected to have a Material Adverse Effect on the Company Group, (a) each member of the Company Group is and has been since January 1, 2000 in compliance with all applicable Environmental Laws; (b) each member of the Company Group has obtained and is in compliance with all applicable Permits required under Environmental Laws; (c) no member of the Company Group has received any Environmental Claim, and to Seller’s knowledge, there are no Environmental Claims pending against the Company Group; (d) no member of the Company Group has entered into or is subject to any decree, order, compliance schedule, corrective action or is subject to any Judgment relating to Hazardous Materials or applicable Environmental Laws; (e) the Company Property does not contain any underground storage tanks; and (f) since January 1, 2000 there has been no Release of Hazardous Materials at any Company Property and there is no Cleanup of Hazardous Materials being conducted or planned at any Company Property or, to Seller’s knowledge at any property formerly owned or operated by any member of the Company Group.

Section 5.16	Employee and Labor Matters.

(a) Except as set forth on Schedule 5.16(a), (i) no member of the Company Group is a party to any collective bargaining agreement or similar Contract with any labor organization, union or association; (ii) there are no unfair labor practice charges pending against any member of the Company Group or to the knowledge of the Company Group, threatened against any member of the Company Group, before the National Labor Relations Board; (iii) there are no arbitration proceedings arising out of or under any collective bargaining agreement pending against any member of the Company Group; and (iv) there is no strike, lockout, labor dispute, slowdown or stoppage is pending against any member of the Company Group, except with respect to clauses (ii) or (iii), that would reasonably be expected to have a Material Adverse Effect on the Company Group.

(b) Except as set forth on Schedule 5.16(b), there are no pending, or to the knowledge of the Company Group, threatened lawsuits, charges or other legal actions alleging that a Company Group member is not in compliance with applicable Laws, rules and regulations respecting employment, except where such lawsuit, charge or action alleging failure to be in compliance with such applicable Laws would not reasonably be expected to have a Material Adverse Effect on the Company Group.

Section 5.17	Insurance.

All premiums due have been paid, and no written notice of failure to renew, cancellation, termination, material amendment or intent to cancel has been received by any member of the Company Group, with respect to any insurance policy which is presently owned, maintained or held by a member of the Company Group, insuring the products, properties, assets, business and operations of the Company Group or its respective potential liabilities to third parties (the “Insurance Policies”), in each case, except (x) where such failure, cancellation or termination would not reasonably be expected to have a Material Adverse Effect on the Company Group or (y) any such Insurance Policies that any member of the Company Group is in the process of extending, replacing or renewing in the ordinary course of business. Schedule 5.17 sets forth a list of each Insurance Policy as of the date hereof. To the knowledge of the Company Group, no member of the Company Group is in material default under any such insurance policies.

Section 5.18	Brokers or Finders.

Except as set forth on Schedule 5.18, no member of the Company Group has incurred, and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges or fees of any intermediary in connection with this Agreement or the Related Documents or any transaction contemplated hereby or thereby.

Section 5.19	Compliance with Franchise Laws.

(a) EPL has made all necessary filings and obtained all authorizations with such Governmental Entities necessary to carry on the business of a franchisor offering and selling franchises as conducted as of the date hereof, except where the failure to obtain such filings and authorizations would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 5.19(a), and except for those matters that would not reasonably be expected to have a Material Adverse Effect on the Company Group, all franchise registrations remain in full force and effect and are not the subject of any existing or, to the knowledge of the Company Group, threatened Proceeding which might, in whole or in part, result in the termination, revocation, modification, suspension, conditioning or dissolution of any such franchise registration and/or any other circumstance which may impede or preclude the Company Group’s ability routinely to renew or amend (as the case may be) any such franchise registration and/or enter into franchise agreements in any jurisdictions in any material respect.

(b) Except as set forth on Schedule 5.19(b), each member of the Company Group is in compliance, and has for the immediately preceding three year period been in compliance, in all material respects with the applicable requirements of the FTC Trade Regulation Rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures” (the “FTC Rule”), and is in compliance, and has for the immediately preceding three-year period been in compliance with the applicable requirements of Law pertaining to the offer and sale of franchises, except for any non-compliance that would not reasonably be expected to have a Material Adverse Effect on the Company Group.

(c) Since January 1, 2000, each uniform franchise offering circular of the Company Group (each, an “UFOC”), is in material compliance, as of the effective date of such UFOC, with the applicable disclosure provisions of the FTC Rule and the franchise disclosure Laws of those states with which EPL has obtained registration or exemption of franchise offers and sales, except for any non-compliance that would not reasonably be expected to have a Material Adverse Effect on the Company Group. Except as set forth on Schedule 5.19(c), and except for any non-compliance that would not reasonably be expected to have a Material Adverse Effect on the Company Group, no UFOC contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Except as set forth on Schedule 5.19(d), no member of the Company Group is now subject to a notice of violation of the FTC Rule or any franchise registration Law, and no member of the Company Group is now the subject of any cease and desist order issued by the Federal Trade Commission regarding the Company Group’s franchising activities.

(e) Except as set forth in the Franchise Agreements and Development Agreements set forth on Schedule 5.19(e)(1) (each, a “Franchise Agreement”), or except as may be granted by operation of Law, no franchisee or developer of the Company Group has a protected territory, exclusive territory, covenant not to compete, right of first refusal, option to acquire additional territories or other similar arrangement with the Company Group or any of its Affiliates which in any case would be material to the Company Group (collectively, the “Territorial Rights”) pursuant to which (i) the Company Group is restricted in any way in its right to own or operate, or license others to own or operate, any business or line of business; or (ii) the franchisee or developer is granted rights for the acquisition of additional franchises or expansion of the franchisee’s territory. Except as described in Schedule 5.19(e)(2), or except as may be granted by operation of Law, no franchisee’s Territorial Rights conflict with the Territorial Rights of any other franchisee.

Section 5.20	Suppliers.

Schedule 5.20(a) lists the names of the top ten (10) suppliers of items (whose expenses are reported as “product costs”) to the Company Group and its franchises on a collective basis, by volume in dollars of purchases from such suppliers (collectively, the “Major Suppliers”) for each of the last two full fiscal years and for the 26 weeks ended June 29, 2005. Since December 31, 2004, except as set forth on Schedule 5.20(b) and except as would not be expected to have a Material Adverse Effect, no Major Supplier has given the Company Group any written notice of such supplier’s intent to (a) materially reduce the aggregate volume of its supply of materials, products or services to the Company Group on a year-over-year basis, or (b) terminate its working relationship or any material arrangement or agreement with the Company Group. Except as set forth on Schedule 5.20(b), since December 31, 2004, no Major Supplier has (a) other than in the ordinary course of the business not materially delivered on its commitment to the Company Group, or (b) defaulted on any material delivery of materials, products or services, which has not been cured.

Section 5.21	No Additional Representations.

NO MEMBER OF THE COMPANY GROUP IS MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO ANY MEMBER OF THE COMPANY GROUP, INCLUDING ANY OF THE ASSETS OF THE COMPANY GROUP OR OTHERWISE, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V, AND EXCEPT AS SET FORTH EXPRESSLY HEREIN, THE CONDITION OF THE ASSETS OF THE COMPANY GROUP SHALL BE “AS IS” AND “WHERE IS.”

ARTICLE VI

SEVERAL REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller severally (as to such Seller only and not jointly) represents and warrants to Buyer as set forth below.

Section 6.1	Authority; Enforceability; No Violation; Etc.

Such Seller has all power and authority or, with respect to individuals, the capacity, to execute this Agreement and each of the Related Documents to which such Seller is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by such Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action (corporate or otherwise) on the part of such Seller, and the execution and delivery by such Seller of each of the Related Documents to which such Seller is, or is specified to be, a party, and the consummation by such Seller of the transactions contemplated thereby, will be duly authorized by all necessary action (corporate or otherwise) on the part of such Seller prior to the Closing. Such Seller has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each Related Document to which it is, or is specified to be, a party, and this Agreement constitutes, and each Related Document to which it is, or is specified to be, a party will after the Closing constitute, a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

Section 6.2	No Conflicts; Consents.

(a) The execution and delivery by such Seller of this Agreement does not, the execution and delivery by such Seller of each Related Document to which it is, or is specified to be, a party will not, and the consummation of the transactions contemplated hereby and thereby and compliance by such Seller with the terms hereof and thereof will not, conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets owned or used by such Seller under, any provision of (a) the organizational documents of such Seller, as applicable, or (b) any Judgment or Law applicable to such Seller or its properties or assets.

(b) No material Permit, consent, approval or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to, any Seller in connection with the execution, delivery and performance by such Person of this Agreement or any Related Document to which it is, or is specified to be, a party, or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the HSR Act; (ii) those the failure of which to obtain or make would not reasonably be expected to materially impair the ability or delay of any Seller to perform its obligations under this Agreement and the Related Documents to which it is, or is specified to be, a party; and (iii) those that may be required solely by reason of Buyer’s (as opposed to any other third party’s) participation in the transactions contemplated hereby and by the Related Documents.

Section 6.3	Ownership.

Such Seller is the record and beneficial owner of the Securities listed opposite such Seller’s name on Schedule I and has valid title to such Securities, free and clear of any and all Liens, except for restrictions pursuant to the agreements set forth on Schedule 5.4(a). Upon consummation of the transactions contemplated hereby, Buyer will acquire from such Seller valid title to the such Seller’s Securities free and clear of any and all Liens except for restrictions imposed by the Securities Act and the rules and regulations thereunder. Such Seller owns no Securities or any other securities of the Company Group other than as set forth on Schedule I.

Section 6.4	Proceedings.

There are not any (a) outstanding Judgments against such Seller; (b) Proceedings or claims pending or, to the knowledge of such Seller, threatened against such Seller; or (c) investigations by any Governmental Entity that are pending or, to the knowledge of such Seller, threatened against such Seller that, in any case, individually or in the aggregate, would reasonably be expected to prevent such Seller from consummating the transactions contemplated by this Agreement and the Related Documents.

Section 6.5	No Additional Representations.

NO SELLER IS MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO SUCH SELLER OR THE COMPANY GROUP, INCLUDING ANY OF THE ASSETS OF THE COMPANY GROUP OR OTHERWISE, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SUCH SELLER EXPRESSLY SET FORTH IN THIS ARTICLE VI.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Company Group and the Sellers as set forth below.

Section 7.1	Organization; Standing; Qualification and Power.

Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted. Buyer is duly qualified and in good standing to do business in each jurisdiction in which such qualification is necessary because of the nature of the business conducted by it, except where the failure to be so qualified would not reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement and the Related Documents.

Section 7.2	Authority; Execution and Delivery; and Enforceability.

Buyer has the requisite corporate power and authority to execute this Agreement and the Related Documents to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and the execution and delivery by Buyer of the Related Documents to which it is, or is specified to be, a party and the consummation by Buyer of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Buyer. Buyer has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each Related Document to which it is, or is specified to be, a party, and this Agreement constitutes, and each Related Document to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

Section 7.3	No Conflicts; Consent.

(a) The execution, delivery and performance by Buyer of this Agreement does not, the execution, delivery and performance by Buyer of each Related Document to which it is, or is specified to be, a party will not, and the consummation of the transactions contemplated hereby and thereby and compliance by Buyer with the terms hereof and thereof will not, conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets owned or used by Buyer under, any provision of (i) the organizational documents of Buyer or (ii) any Judgment or Law applicable to Buyer or its properties or assets.

(b) No material Permit of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Buyer in connection with the execution, delivery and performance by Buyer of this Agreement or any Related Document to which it is, or is specified to be, a party, or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the HSR Act and (ii) those the failure of which to obtain or make would not reasonably be expected to materially impair or delay the ability of Buyer to perform its obligations under this Agreement or the Related Documents to which it is, or is specified to be, a party.

Section 7.4	Proceedings.

There are no (a) outstanding Judgments against Buyer; (b) Proceedings or claims pending or, to the knowledge of Buyer, threatened against Buyer; or (c) investigations by any Governmental Entity that are pending or, to the knowledge of Buyer, threatened against Buyer, that, in any case would reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement and the Related Documents.

Section 7.5	Investment Intent.

Buyer acknowledges that the Common Stock has not been registered under the Common Stock Act and that the Securities may not be resold absent such registration or unless an exemption therefrom is available. Buyer is acquiring the Common Stock for its own account, for investment purposes only and not with a view toward distribution thereof in violation of the Securities Act. Buyer qualifies as an “accredited investor” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.

Section 7.6	Financing.

Buyer has previously delivered to the Sellers’ Representative and the Corporation true, correct and complete copies of the following: (a) a commitment letter from Merrill Lynch Capital Corporation, Banc of America Securities LLC, Bank of America, N.A., and Banc of

America Bridge LLC (collectively, the “Lender”), providing the terms and conditions upon which the Lender have committed to provide Buyer with (i) senior debt financing (consisting of term loans and revolving credit borrowings) in an aggregate amount equal to $125,000,000 and (ii) bridge or interim financing (the “Bridge Financing”) of $150,000,000 (the commitment letter with respect to (i) and (ii), the “Indebtedness Commitment Letter”) and (b) a fully executed commitment letter (the “Equity Commitment Letter”), pursuant to which Trimaran Fund II, LLC, Trimaran Capital, L.L.C., Trimaran Parallel Fund II, L.P., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation have committed, severally and not jointly, to provide or cause to be provided equity financing (the “Equity Financing”) to Buyer in an aggregate amount of $160,000,000 (the Equity Commitment Letter, together with the Indebtedness Commitment Letter, the “Financing Letters”), in an aggregate amount, sufficient to (1) pay the Equity Purchase Price payable pursuant to Section 3.2 (less proceeds attributable to any anticipated Rollover Securities), (2) repay (or provide funds to the Company Group to repay, as applicable) any Funded Indebtedness being repaid in connection with the transactions contemplated by this Agreement (including pursuant to the Notes Offer under Section 8.14) or that may become due as a result thereof and (3) to pay the Transaction Expenses and all related fees and expenses and premiums to be paid by Buyer or its Affiliates related to the transactions contemplated hereby (the sum total of the foregoing amounts (1), (2) and (3), the “Required Cash Amount”). As of the date hereof, Buyer believes that the total debt financing in connection with the transactions contemplated by this Agreement shall consist of (x) $103,000,000 in senior debt financing (consisting of term loans and anticipated initial revolving credit borrowings) and (y) $150,000,000 in senior or subordinated notes or Bridge Financing ((x) and (y) together, the “Debt Financing”, and together with the Equity Financing, the “Financing”). Assuming the due authorization, execution and delivery by the parties other than Buyer thereto, each of the Financing Letters is valid and in full force and effect, and Buyer is not in default of any of its obligations hereunder. Buyer will not amend, modify or otherwise waive any provisions of the Financing Letters without the prior written consent of the Sellers’ Representative to the extent any such amendment, modification or waiver would have an adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement and the Related Documents. As of the date hereof, assuming the information made available to the Buyer is true and correct, (i) Buyer has no reason to believe that such funds shall not be available or that the commitments shall not be funded, and (ii) Buyer has not made any material misrepresentation in connection with obtaining such Financing Letters.

Section 7.7	Brokers or Finders.

Buyer has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges or fees of any intermediary in connection with this Agreement, the Related Documents or any transaction contemplated hereby or thereby.

Section 7.8	Contact with Suppliers.

Neither Buyer nor any of its officers, directors, partners, employees, agents, representatives, financing sources or Affiliates has directly or indirectly contacted any employee (other than officers and directors), franchisee, supplier, distributor or other material business relation of the Company Group prior to the Closing for the purposes of discussing the Company

Group in connection with the transactions contemplated hereby (other than those contacts with certain franchisees and suppliers previously agreed to by the Sellers’ Representative prior to the date hereof), without the prior written consent of the Corporation.

Section 7.9	No Additional Representations.

(a) Buyer acknowledges that it and its representatives and agents have been permitted access to the books and records, facilities, equipment, Returns, contracts, insurance policies and other properties and assets of the Company Group that it and its representatives and agents have desired or requested to see and/or review, and that it and its representatives and agents have had an opportunity to meet with the officers and employees of the Company Group to discuss the business of the Company Group. Buyer (directly through its Affiliates) has undertaken such investigation as it has deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the Related Documents. Buyer acknowledges that none of the Sellers, the Sellers’ Representative, the Company Group or any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Company Group furnished or made available to Buyer and its officers, directors Affiliates, representatives and agents, except as expressly set forth in this Agreement, the Related Documents or the Schedules.

(b) BUYER IS NOT MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO BUYER, INCLUDING ANY OF THE ASSETS OF BUYER OR OTHERWISE, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF BUYER EXPRESSLY SET FORTH IN THIS ARTICLE VII.

ARTICLE VIII

COVENANTS

Section 8.1	Conduct of Business.

Except (a) with the written consent of Buyer (which consent shall not be unreasonably withheld or delayed); (b) as otherwise expressly permitted by the terms of this Agreement or any Related Document; (c) as required by Law, from the date hereof to the earlier of (x) the Closing and (y) termination of this Agreement in accordance with Article X (such period, the “Executory Period”); or (d) as provided on Schedule 8.1, the Company Group shall conduct its business in the ordinary course in substantially the same manner as presently conducted and consistent with past practice and shall not take any of the following actions (subject to the foregoing exceptions in clauses (a) through (d) above):

(i) amend its charter or by-laws;

(ii) issue (A) split or reclassify any shares of capital stock; (B) issue, pledge, transfer, encumber or sell any additional shares of capital stock of any class or series, or any securities convertible into or exchangeable for, or options or rights to acquire, shares of capital stock of any class or series (other than in connection with the exercise of Stock Options granted prior to the date hereof) or (C) pay any dividend or distribution (whether in cash, stock or property) with respect to any shares of capital stock, or repurchase, redeem or otherwise acquire any shares of the capital stock of the Company Group, such that the Company Group would not have at Closing, after giving effect to such dividend or distribution, (1) $1,087,500 (in respect of escrowed amounts covering the proceedings related to Mexico) and (2) the cash amounts as described as number 11.a on Schedule II; provided, further, however that in no event shall the Company Group pay any dividend or distribution with respect to any shares of capital stock on or after the day prior to the Closing Date.

(iii) enter into amend or terminate any material right under any Material Contract, except Material Contracts (other than Development Contracts and Contracts with Affiliates of the Company Group) entered into, amended or terminated in the ordinary course of business;

(iv) acquire any business, material assets or Person, whether by merger, consolidation, purchase of assets or equity interests, in a single transaction or a series of related transactions; or enter into any new line of business or materially change or terminate any material business practice;

(v) make any capital expenditure in excess of $500,000 individually or $3,500,000 in the aggregate in any fiscal month subsequent to September 2005;

(vi) (A) other than in the ordinary course of business consistent with past practice, sell , lease, license or otherwise dispose of, or incur any Liens (other than Permitted Liens) on, any material assets, properties or rights in amount in excess of $500,000 or (B) engage in any liquidation, dissolution, restructuring or other reorganization or any merger, recapitalization, business combination or similar transaction;

(vii) (A) incur any Indebtedness except (1) Funded Indebtedness, (2) borrowings under the Credit Agreement, or (3) reimbursement obligations in respect of letters of credit such that aggregate letters of credit do not exceed $10 million at any one time outstanding or (B) make any loans or advances to, or capital contributions or investments in, any Person except (1) loans or advances to customers in the form of trade credit or deferred purchase price arrangements in the ordinary course of business or (2) advances to employees in the ordinary course of business in an amount not to exceed $20,000 in any individual case;

(viii) (A) adopt or amend in any material respect, or accelerate the payment or vesting of material benefits or amounts payable under, any Benefit Plan or (B) except for increases committed to prior to the date of this Agreement as previously disclosed to Buyer, materially increase the compensation or fringe benefits of, or enter into any new bonus or incentive arrangement with, any existing director, officer or employee of the Company Group, other than in the ordinary course of business;

(ix) implement or effect any general reduction in force, lay-off, early retirement program, severance program or other program concerning the termination of employment of employees of the Company Group (other than routine employee terminations).

(x) (A) make, change or revoke any Tax election, settle or compromise any claim or liability with respect to Taxes, agree to any adjustment of any Tax attribute, surrender any right to claim a refund, reduction or other recovery for any Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or Return, amend any Return or enter into any closing agreement or other agreement (including any agreement with any taxing authority) relating to Taxes, (B) change any tax accounting principles, methods or practices with respect to Taxes; or (C) change any method of accounting or accounting practices in any material respect except as required by GAAP;

(xi) settle or compromise any Proceeding or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any Proceeding, other than any settlement, compromise, consent decree, injunction, restraint or relief in an amount less than $250,000 and that would not limit or restrict the ability of the Company Group to engage in or conduct business in any geographic area; or

(xii) enter into any commitment or agreement to take any of the actions described in clauses “(i)” through “(xi)” of this Section 8.1.

Section 8.2	Access to Information.

(a) During the Executory Period, the Company Group shall afford to Buyer and its accountants, counsel, debt financing sources and other representatives reasonable access during normal business hours to all of the properties, books, Contracts, Returns (or other information related or attributable to Taxes), records, and executive officers or managers at the director level or above of the Company Group (and, with the approval of the Chief Executive Officer, other employees), including for the purpose of conducting Phase 1 environmental site assessments, and during such period shall furnish to Buyer any information concerning the Company Group as Buyer may reasonably request; provided, however, that (i) such access does not unreasonably disrupt the normal operations of the Company Group, (ii) the Company Group is not under any obligation to disclose to Buyer or any such representative of Buyer any information the disclosure of which is restricted by (1) the Contracts listed on Schedule 8.2 or (2) Law and (iii) the Company Group is not under any obligation to disclose to Buyer or any representatives of Buyer any information related to any Acquisition Proposal (subject to Section 8.15) received by the Company Group or its representatives prior to the date hereof or any other materials relating to the sale process of the Company Group. Buyer covenants that such investigation shall be conducted in such a manner as not to unreasonably disrupt the normal operations of the Company Group. Without limiting the foregoing, Sellers’ Representative shall promptly notify the Buyer of any Tax audit or assessment, proposed adjustment, deficiency, dispute Proceeding or similar claim with respect to any member of the Company Group arising during the Executory Period (or any significant developments with respect to any similar ongoing proceeding).

(b) During the Executory Period, the Company Group shall afford to Buyer and a limited number of potential equity co-investors reasonable access to the executive management team of the Company Group.

Section 8.3	Confidentiality.

(a) Buyer acknowledges that it (and the information being provided to it in connection with the consummation of the transactions contemplated hereby, including pursuant to Section 8.2), is subject to the terms of a Confidentiality Agreement dated as of June 14, 2005, between the Corporation and Buyer (the “Confidentiality Agreement”), which obligations shall continue until the Closing.

(b) Except to the extent required by Law or legal process, (1) following the Closing, and until the seventh (7th) anniversary thereof, each Seller shall not disclose any trade secrets and (2) following the Closing, and until the third (3rd) anniversary thereof, each Seller shall not disclose any material confidential information necessary to, or used in, the operation of the business of the Company Group (the information set forth in clauses (1) and (2), collectively, “Confidential Information”) to any third person unless such Confidential Information has been previously disclosed to the public by the Company Group or is or becomes in the public domain (other than by reason of a Seller’s breach of this Section 8.3(b)); provided that a Seller may disclose Confidential Information to its employees or legal advisors who are made aware of the obligation to maintain the confidentiality of the Confidential Information.

Section 8.4	Reasonable Best Efforts to Consummate.

(a) Subject to the terms and conditions of this Agreement and except as otherwise required in Section 8.4(d) each of Buyer and the Company Group shall use its reasonable best efforts, to take all actions reasonably necessary to (i) defend against any Proceedings challenging this Agreement or the Related Documents or the consummation of the transactions contemplated hereby or thereby, (ii) seek to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Entity that is not yet final and non-appealable, vacated or reversed, (iii) obtain as promptly as practicable all consents, authorizations, approvals and waivers required in connection with the consummation of the transactions contemplated by this Agreement under Law (including any franchise Law) and (iv) effect all necessary registrations and filings including but not limited to filings under the HSR Act and submissions of information requested by any Governmental Entity.

(b) Each of the Corporation, the Sellers’ Representative and Buyer shall as promptly as practicable, but in no event later than five (5) Business Days following the execution and delivery of this Agreement, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act. Each of the Corporation, the Sellers’ Representative and Buyer shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. The Corporation, the Sellers’ Representative and Buyer shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request with this Section 8.4(b). The Buyer and the Sellers shall share equally in the payment of the filing fees in connection with compliance under this Section 8.4(b).

(c) From and after the date hereof, the Company Group shall use reasonable best efforts to obtain any third party consents required under Contracts, including those set forth on Schedule 9.1(j); provided that no member of the Company Group shall, without Buyer’s prior consent, relinquish any material economic right or amend any Contracts in a manner adverse to the Company Group to obtain any such consent.

(d) With respect to any required consents under any Real Property Leases listed on Schedule 8.4(d)(i) (the “Required Lease Consents”), the Company Group, the Sellers’ Representative and the Buyer shall follow the procedures set forth on Schedule 8.4(d)(ii). All such payment obligations of the Sellers under this Section 8.4(d) shall be subject to the indemnity provisions of Article XI hereof.

Section 8.5	[Intentionally Omitted.]

Section 8.6	Expenses; Transfer Taxes.

(a) Whether or not the Closing occurs, and except as otherwise provided in this Agreement, all costs, fees (including any filing fees) and expenses incurred in connection with this Agreement and the Related Documents and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, including all costs and expenses incurred pursuant to Section 8.4(a); provided, however, that for the avoidance of doubt this Section 8.6(a) shall not apply to any matter related or attributable to Taxes.

(b)

(i) Notwithstanding anything contained in this Agreement to the contrary, all transfer, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes and including any filing and recording fees) and related amounts (including any penalties, interest and additions to Tax) incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne fifty percent (50%) by the Buyer and fifty percent (50%) by the Sellers.

(ii) Subject to Section 8.6(b)(iii), the Corporation shall prepare and file (or cause to be prepared and filed) all Returns required to be filed under applicable Law in respect of Transfer Taxes, and shall pay (or cause to be paid) to the applicable taxing authorities the Transfer Taxes shown to be due and payable on the face of such Returns.

Sellers’ Representative agrees to cooperate in the preparation and filing of such Returns, and agrees to pay out of the Indemnity Escrow Account to the Corporation, on behalf of the Sellers, their share of such Taxes prior to the date such Returns are filed.

(iii) Buyer shall prepare and file (or cause to be prepared and filed) all Returns required to be filed under applicable Law by Buyer or any member of the Company Group in respect of Transfer Taxes, and shall pay (or cause to be paid) to the applicable taxing authorities the Transfer Taxes shown to be due and payable on the face of such Returns. Sellers’ Representative agrees to cooperate in the preparation and filing of such Returns, and agrees to pay out of the Indemnity Escrow Account to the Corporation, on behalf of the Sellers, their share of such Taxes prior to the date such Returns are filed.

Section 8.7	Post-Closing Cooperation; Taxes.

(a) After the Closing, Buyer and Sellers’ Representative shall furnish or cause to be furnished to the other party, their employees, counsel, auditors and representatives access, during normal business hours, to such information and assistance relating to the Company Group (or its members) as is reasonably necessary for financial reporting, accounting and Tax matters. After the Closing, upon reasonable written notice, the Corporation, Buyer and the Sellers shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance (to the extent within the control of such party) relating to the Company Group (or its members) (including access to books and records (in any form or medium)) as is reasonably necessary for the filing of all Returns, and making of any election related to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any Proceeding related to any Return. After the Closing, Buyer and the Company Group members shall give Sellers’ Representative any information requested by Sellers’ Representative that could reasonably be related to a Tax Refund, including whether Buyer or the Corporation has become aware that the Company Group is entitled to claim a Tax Refund.

(b) Buyer shall expeditiously file, or cause to be expeditiously filed, as soon as practicable (but no later than when due with applicable extensions) all Returns relating to (x) Pre-Closing Tax Periods or (y) Straddle Periods of each member of the Company Group (each such Return, a “Pre-Closing Tax Return”) that are required to be filed after the Closing Date and Buyer shall pay or cause to be paid all Taxes shown as due on such Tax Returns. Other than as otherwise set forth in this Section 8.7, all such Pre-Closing Tax Returns shall be prepared jointly by Buyer and the Sellers’ Representative in a manner that is as expeditious as possible and consistent with the Company Group’s past practice. With respect to the Tax Returns for Income Taxes for the taxable year ending on the Closing Date or Straddle Periods ending on December 31, 2005, Buyer will cause the Company Group to claim the deductions for (1) any amounts properly accrued during the relevant period for payments classified as compensation for U.S. federal Income Tax purposes made (or treated as made for tax purposes) with respect to the acceleration, exercise or cashing out of Stock Options pursuant to the transactions contemplated by this Agreement (to the extent that Buyer and Sellers’ Representative agree that Section 280G of the Code does not apply to such payments), (2) any amounts representing unamortized financing fees (for U.S. federal Income Tax purposes) with respect to the Indebtedness being repaid during the relevant period in connection with the transactions contemplated by this

Agreement, (3) any amounts properly accrued during the relevant period for payments of bonuses to employees of the Company Group (or any of its members) in their capacity as employees, and (4) any tender or consent payments made pursuant to the provisions of Section 8.14 hereof (provided that Buyer and Sellers’ Representative agree that the relevant Indebtedness was not redeemed as part of a debt for debt exchange subject to Treasury Regulations Section 1.163-7(c)), as well as any other deductions that may be lawfully claimed, provided that, if the Company (and the members of the Company Group) do not claim an item of deduction that was properly accrued on or prior to the Closing Date related to the transactions contemplated by this Agreement on a Pre-Closing Tax Return, Buyer and the members of the Company Group shall be precluded from including such item of deduction on any future Tax Returns and further provided that Buyer shall not be required to file a Pre-Closing Tax Return claiming an item of deduction described in (1), (2), (3) or (4) above if there has been a Change in Law which Buyer reasonably believes makes such item non-deductible for U.S. federal Income Tax purposes in which instance the items in dispute shall be referred to the Arbitrator in accordance with the procedures set forth in this Section 8.7. The Returns described in this Section 8.7(b) shall be submitted to the Sellers’ Representative no later than 45 days prior to the due date and filing thereof for review and approval of the Sellers’ Representative. Sellers’ Representative shall respond in writing to Buyer with any comments within 15 days of receiving the draft Return(s). If Buyer and the Sellers’ Representative cannot agree with respect to any such Tax Return, Buyer and the Sellers’ Representative shall attempt to resolve any dispute relating to such Tax Return provided that if such resolution cannot be reached within 2 days of Sellers’ Representative notifying Buyer of its disagreement, then such dispute shall be referred by Buyer and the Sellers’ Representative for resolution to a nationally recognized accounting firm jointly agreed upon by Buyer and Sellers’ Representative (the “Arbitrator”). Prior to engaging the Arbitrator, Buyer and the Sellers’ Representative shall request that the Arbitrator disclose any connections to either Buyer or the Sellers. Buyer and the Sellers’ Representative shall jointly agree with the Arbitrator regarding the procedures governing the arbitration. The decision of the Arbitrator with respect to any item in dispute shall be in favor of the Sellers if the Arbitrator determines that it could render a “should” opinion supporting the position that Sellers’ Representative proposed with respect to such item. The decision of the Arbitrator shall be final and binding on Buyer, the Sellers’ Representative and the Sellers. Any fees with respect to the Arbitrator shall be borne equally by the Buyer and the Sellers. If such dispute is not resolved prior to five days before the due date of such Tax Return, Buyer shall be entitled to file any Pre-Closing Tax Return no later than when due, with such Return reflecting (i) all items agreed between Buyer and Sellers’ Representative and (ii) Buyer’s position with respect to any disputed items provided that if the Arbitrator subsequently rules in favor of the Sellers, Buyer shall, at its cost and expense, amend such Tax Return to reflect Sellers’ Representative’s disputed position. With respect to each Pre-Closing Tax Return filed with respect to Income Taxes (other than U.S. federal Income Taxes), no later than three (3) days prior to the due date for the filing thereof (taking into account any valid extensions), Sellers’ Representative and Buyer shall provide joint written instructions to the Escrow Agent for the payment to Buyer from the Indemnity Escrow Account, in immediately available funds, of an amount equal to the total liability for Pre-Closing Taxes shown to be due and payable on the face of such Pre-Closing Tax Return. Buyer shall file (or cause to be filed) such Returns as expeditiously as possible. Buyer shall provide copies of such Returns to Sellers’ Representative promptly after filing. The Sellers, the Corporation and Buyer shall cooperate (and the Corporation shall cause its Subsidiaries to cooperate) with each other in the conduct of any audit or other Proceeding relating to Taxes involving the Company Group. Other than as set forth above with respect to the fees of the Arbitrator, costs relating to the foregoing shall be borne by the party that incurs such cost.

(c) Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to Section 8.7(a).

(d) With respect to the taxable year ended December 31, 2004, the Sellers represent and warrant to Buyer that no member of the Company Group has filed a formal or informal claim for a Tax Refund with respect to any carryback attributable to the net operating loss shown on the Corporation’s U.S. federal Income Tax Return for the year ended December 31, 2004 as filed (or comparable state Tax Returns) (such net operating loss, the “2004 NOL” and, such carryback claim, a “2004 Carryback Claim”). The Sellers covenant that no member of the Company Group shall file a 2004 Carryback Claim on or before the Closing Date without obtaining the consent of Buyer in accordance with the procedures set forth in this Section 8.7(d). Prior to the filing of a 2004 Carryback Claim, the Corporation (or the Sellers’ Representative) shall obtain (at Sellers’ Representative’s direction and at the Sellers’ expense) and deliver to Buyer an opinion, reasonably satisfactory to Buyer, from nationally recognized Tax advisors that the amount of the 2004 NOL being carried back to prior taxable years with respect to such 2004 Carryback Claim “should” not be prevented by application of the provisions of Section 172(b)(1)(E) of the Code (such opinion to assume that the amount of the 2004 NOL is correct). Notwithstanding anything to the contrary in this Agreement, if any member of the Company Group files a 2004 Carryback Claim on or before the Closing Date in violation of the procedures set forth in this Section 8.7(d), Buyer, upon receipt of an opinion of nationally recognized Tax advisors that the IRS has substantial authority to disallow such Tax Refunds, shall be entitled to withhold payment to Sellers of an amount of other Tax Refunds otherwise payable pursuant to Section 8.7(d), up to the amount of Tax Refunds received as a result of such violation. After the Closing Date, Buyer shall cause the Company Group to prepare and file a 2004 Carryback Claim expeditiously if the Sellers’ Representative shall have complied with the procedures set forth in this Section 8.7(d). With respect to any other taxable year, if the Sellers’ Representative or the Corporation determines that any member of the Company Group is entitled to file (a) (or make) a formal or informal claim for a Tax Refund or (b) an amended Pre-Closing Tax Return providing for a Tax Refund, the Sellers’ Representative shall inform Buyer of its determination and the Sellers’ Representative and Buyer shall jointly prepare any such claim or amended Pre-Closing Tax Return, provided, however, that Buyer shall not be required to file, or to cause the Company Group to file, any such claim or amended Pre-Closing Tax Return to the extent that Buyer disagrees with such claim or amended Pre-Closing Tax Return in which instance the procedures set forth in Section 8.7(b) governing disputes with respect to Pre-Closing Tax Returns shall apply to such claim or amended Pre-Closing Tax Return. If Buyer or any of its Affiliates receives a Tax Refund of any member of the Company Group, Buyer shall pay to Sellers’ Representative (for the benefit of the Sellers in accordance with their respective Ownership Percentages) the amount of such Tax Refund within five (5) calendar days of receipt thereof or entitlement thereto by Buyer or any of its Affiliates. Buyer shall not permit any member of the Company Group to (i) file any amended Pre-Closing Tax Return or (ii) make an election to relinquish the carryback period with respect to a net operating loss, for or with respect to a Pre-Closing Tax Period or Interim Period without the prior written consent of the Sellers’ Representative (which consent shall not be unreasonably withheld).

(e) The intent of this Section 8.7, and of the parties hereto, is that, to the extent consistent with the other provisions of this Section 8.7, the Corporation shall, to the extent legally permitted to do so, (i) claim all allowable refunds of Taxes paid on or prior to the Closing Date; (ii) pay such refunds to the Sellers’ Representative, (iii) file its Tax Returns for Income Taxes for the taxable year ending on the Closing Date or Straddle Periods ending on December 31, 2005 reflecting all the deductions set forth in clauses (1), (2), (3) and (4) of Section 8.7(b) to the extent there has not been a Change in Law and (iv) file the 2004 Carryback Claim pursuant to the procedures set forth in Section 8.7(d).

(f) Buyer covenants that, without the prior written consent of Sellers’ Representative (which consent shall not be unreasonably withheld), it will not cause or permit the Company Group or any Affiliate of Buyer (i) to take any action on the Closing Date after the Closing other than in the ordinary course of business, that could give rise to any Tax liability or give rise to any indemnification obligation of the Sellers; (ii) to make any election or deemed election under Section 338 of the Code or any comparable provision under applicable Law with respect to the acquisition of the Company Group from Sellers; or (iii) to make or change any Tax election, amend any Return or take any Tax position on any Return, in each case, that results in any increased Tax liability or reduction of any Tax Refund of the Company Group in respect of any Pre-Closing Tax Period or Interim Period. Buyer shall structure its purchase of the Company Group to cause the Company Group’s Tax year to end as of the Closing Date for U.S. federal income Tax purposes and shall elect to end any Tax year that would otherwise be a Straddle Period for which such an election is available.

Section 8.8	Publicity.

During the Executory Period, no public release or announcement concerning the transactions contemplated hereby shall be issued by any party hereto without the prior consent of Buyer and the Sellers’ Representative, except as such release or announcement may be required by Law, in which case the party required to make the release or announcement shall allow the other parties reasonable time (subject to the requirements of Law) to comment on such release or announcement in advance of such issuance; provided that in no event shall this Section 8.8 limit (a) Buyers’ efforts to obtain the Financing (including in connection with any proposed offering of securities pursuant to Rule 144A under the Securities Act or any credit syndication ), (b) the ability of Buyer to disseminate information to their respective affiliated investment funds, their limited partners and a limited group of other potential equity investors, (c) the ability of Sellers’ Representative to disseminate information to its limited partners and its Affiliates and (d) such other public statements or announcements (including those made by Company Group) that are consistent with the scope of the initial press releases announcing the transactions contemplated hereby. The parties acknowledge that the Sellers’ Representative and the Buyer will each issue their own press release (which are attached hereto as Schedule 8.8) announcing the transactions contemplated hereby and that the forms of press releases attached hereto as Schedule 8.8 are acceptable.

Section 8.9	Release.

(a) Each Seller hereby releases the Company Group and its respective officers, directors, stockholders, Affiliates, employees, agents and attorneys and each of them

(collectively, the “Corporation Released Parties”) from any and all actions, causes of action, suits, debts, dues, sums of money, accounts, reckoning, bonds, bills, liabilities, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims and demands (each, a “Released Claim”), and agrees not to bring or threaten to bring or otherwise join in any Released Claim against the Corporation Released Parties or any of them, relating to, arising out of or in connection with any facts or circumstances directly or indirectly relating to the Company Group which existed on or prior to the Closing Date provided, that the foregoing shall not apply to any Released Claim under this Agreement or any Related Document or to any rights that such Seller (in its capacity as a director, officer or employee of the Company Group) may have to indemnification or exculpation pursuant to the certificate of incorporation or bylaws of any member of the Company Group.

(b) Each of the Company Group and Buyer hereby releases each Seller and such Seller’s officers, directors, stockholders, partners, Affiliates, employees, agents, and attorneys (which shall exclude, for the avoidance of doubt, employees, officers, agents, and attorneys of the Company Group in any such Person’s capacity as such) and each of them (collectively, the “Seller Released Parties”) from all Released Claims and agrees not to bring or threaten to bring or otherwise join in any Released Claim against the Seller Released Parties or any of them, relating to, arising out of or in connection with any facts or circumstances directly or indirectly relating to the Company Group which existed on or prior to the Closing Date, provided, that the foregoing shall not apply to any Released Claim under this Agreement or any Related Document. Notwithstanding anything to contrary, any Seller Released Claim that is, or would be, reflected as an asset of the Company Group shall be excluded from the calculation of Working Capital for purposes of this Agreement.

Section 8.10	Contact with Suppliers and Franchisees.

Buyer hereby agrees that it is not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact any employee (excluding officers and directors), franchisee, supplier, distributor, customer or other material business relation of the Company Group prior to the Closing without the prior notice to the Corporation.

Section 8.11	Certain Employee Matters.

(a) The parties acknowledge that the transactions contemplated under this Agreement shall not, by themselves, constitute a termination of employment of any employee of the Company Group. Buyer shall be responsible for all severance or termination liabilities related to the termination of employment of any such employee on or after the Closing Date.

(b) Buyer agrees to provide any required notice under the Worker Adjustment and Retraining Act of 1988, as amended (the “WARN Act”), or any similar federal or state law, and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act or similar Law) or similar event affecting the employees of the Company Group. Buyer shall indemnify, defend and hold the Sellers harmless with respect to any liability under the WARN Act or similar statute related to the transactions contemplated by this Agreement or the Related Documents.

Section 8.12	Updated Disclosure Schedules

Prior to Closing, the Company Group shall be entitled to deliver to Buyer updates to, or substitutions of, any Schedule identified in Articles V and VI to reflect actions taken by the Company after the date hereof specifically permitted by Section 8.1 and the corresponding representation and warranty related to such schedule shall automatically be deemed to be qualified as set forth in such updated schedule as of the Closing Date solely for the purposes of indemnification obligations of the Sellers hereunder.

Section 8.13	Financing Cooperation and Implementation

(a) The Company Group shall provide and shall use reasonable best efforts to cause their respective executive management, representatives and agents to provide, all cooperation reasonably requested by Buyer in connection with the arrangement of the Financing (and any substitutions or replacements thereof), including using reasonable best efforts to cause (i) appropriate executive management to be available, on a customary basis and upon reasonable notice, to meet with prospective lenders and investors in presentations, meetings, road shows and due diligence sessions and (ii) its independent accountants and in-house general counsel to provide assistance to Buyer (including providing consent to Buyer to prepare and use their audit reports relating to the Company Group and to provide any necessary “comfort letters” in connection with the Financing). All out-of-pocket costs incurred by the Company Group in connection with this Section 8.13 shall be reimbursed by Buyer to Sellers at Closing. The Company Group shall provide such cooperation as may be requested by Buyer in connection with the repayment of Funded Indebtedness at the Closing.

(b) Buyer shall use its reasonable best efforts to satisfy all conditions and to perform its obligations set forth in the Financing Letters as soon as practicable after the date hereof. The Buyer will use reasonable best efforts to deliver to the lead financing source identified in the Financing Letters the Preliminary Information Memorandum and Offering Memorandum (as such terms are defined in the Financing Letters) as soon as practicable.

Section 8.14	Notes Tender.

(a) Promptly following the date hereof, EPL shall effect an offer to purchase and consent solicitation (the “2009 Notes Offer”) with respect to the 2009 Notes in accordance with applicable securities Laws and the 2009 Notes Indenture. The purpose of the 2009 Notes Offer shall be to adopt a supplemental indenture (the “2009 Notes Supplemental Indenture”) that has the effect of eliminating (i) the covenants set forth in Sections 4.03 through 4.21, 5.01(a)(3) and 5.01(a)(4) of the 2009 Notes Indenture (ii) the default provisions set forth in Sections 6.01(3) through 6.01(10) of the 2009 Notes Indenture and (iii) such other customary provisions of the 2009 Notes Indenture as are necessary to consummate the transactions contemplated hereby; provided that the provisions of the Supplemental Indenture shall not be required to eliminate any covenants, defaults or other provisions that the 2009 Notes Indenture does not permit to be eliminated without the consent of each holder of the 2009 Notes affected thereby. The expiration date of the 2009 Notes Offer shall be the Closing Date; provided that EPL may, at its option, set an initial expiration date for the 2009 Notes Offer prior to the Closing Date provided that the terms of the 2009 Notes Offer shall provide that EPL shall extend the 2009 Notes Offer as necessary so that the expiration and consummation of the 2009 Notes Offer occurs on the Closing Date.

(b) Promptly following the date hereof, EPL Intermediate shall effect an offer to purchase and consent solicitation (the “2010 Notes Offer”, and together with the 2009 Notes Offer, the “Notes Offers”) with respect to the 2010 Notes in accordance with applicable securities Laws and the 2010 Notes Indenture. The purpose of the 2010 Notes Offer shall be to adopt a supplemental indenture (the “2010 Notes Supplemental Indenture”) that has the effect of eliminating (i) the covenants set forth in Sections 4.03 through 4.20, 5.01(a)(3) and 5.01(a)(4) of the 2010 Notes Indenture; (ii) the default provisions set forth in Sections 6.01(3) through 6.01(9) of the 2010 Notes Indenture and (iii) such other customary provisions of the 2010 Notes Indenture as are necessary to consummate the transactions contemplated hereby; provided that the provisions of the Supplemental Indenture shall not be required to eliminate any covenants, defaults or other provisions that the 2010 Notes Indenture does not permit to be eliminated without the consent of each holder of the 2010 Notes affected thereby. The expiration date of the 2010 Notes Offer shall be the Closing Date; provided that EPL may, at its option, set an initial expiration date for the 2010 Notes Offer prior to the Closing Date provided that the terms of the 2010 Notes Offer shall provide that EPL Intermediate shall extend the 2010 Notes Offer as necessary so that the expiration and consummation of the 2010 Notes Offer occurs on the Closing Date.

(c) The Notes Offers shall be made on such terms and conditions as are described on Schedule 8.14; and are otherwise reasonably acceptable to Buyer and Sellers’ Representative, provided that, in any event, the terms and conditions of the Notes Offers shall provide that the closing thereof shall be conditioned upon the Closing. The Company Group shall waive any of the conditions of the Notes Offers and make any other changes in the terms and conditions of the Notes Offers as may be reasonably requested by Buyer, other than the condition that the closing of the Notes Offers is conditioned upon the Closing, and the Company Group shall not, without Buyer’s prior consent, which consent shall not be unreasonably withheld, waive any condition to the Notes Offers or make any changes to the terms and conditions of the Notes Offers, in each case except as required by applicable Law and subject to compliance with any applicable provisions of the Indentures. The Company Group agrees, subject to the terms and conditions of this Agreement and the receipt of the necessary funds from (or caused to be provided by) Buyer pursuant to Section 3.3, including the terms and conditions to the Notes Offers, to accept for payment, and pay for, the Notes and/or effect the amendments to the Indentures contemplated by the Notes Offers, in each case contemporaneously with, and contingent upon, the Closing, in each case except as required by applicable Law and subject to compliance with any applicable provisions of the Indentures.

(d) Promptly following the date of this Agreement, the Company Group shall prepare, or cause to be prepared, subject to the advice and comments of Buyer, the documentation to be sent to the holders of the Notes in connection with the Notes Offers (including an offer to purchase and related letter of transmittal) as well as other information or documentation in connection therewith (collectively with the offer to purchase and the letter of transmittal, the “Offer Documents”). Any mailings to holders of Notes in connection with the Notes Offers shall be subject to the prior review, comment and approval of Sellers’ Representative and Buyer. The Company Group will use its reasonable best efforts to cause the

Offer Documents to be mailed to the holders of the Notes as promptly as practicable following the date hereof. In the event that this Agreement is terminated in accordance with Article X hereof, the Company Group will have the right to amend the Offer Documents or terminate the Notes Offers. The Company Group agrees to promptly correct any information in the Offer Documents that shall be or have become false or misleading in any material respect.

Section 8.15	Exclusivity.

From and after the date of this Agreement until the earlier of the termination of this Agreement or the Closing Date, the Sellers and the Company Group will not, and will not permit any of their respective directors, officers, investment bankers, attorneys and accountants to, and will use its reasonable best efforts to cause its executive management, Affiliates, representatives and other agents not to, directly or indirectly, (i) solicit or initiate, facilitate or encourage any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in negotiations or discussions concerning, or provide any non-public information (or otherwise afford access to the properties, books, Contracts, Returns, records and personnel of the Company Group) to any Person or entity in connection with, any Acquisition Proposal, (iii) agree to, enter into any letter of intent or similar agreement in principle with respect to, approve, recommend or otherwise endorse or support any Acquisition Proposal. Upon execution of this Agreement, the Sellers and the Company Group shall, and shall cause their respective representatives and agents to (i) cease immediately and cause to be terminated any and all existing discussions and negotiations with any Person conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal and request the return or destruction of any confidential information of the Company Group provided to such Person. For purposes of this Agreement, an “Acquisition Proposal” means any offer or proposal (other than an offer or proposal from the Buyer and its Affiliates), whether or not in writing, contemplating or otherwise relating to an acquisition of all or a substantial portion of the Securities, the Company Group, its business or any material assets thereof (whether such transaction is structured as sale of stock, assets, merger, business combination or otherwise). Sellers and the Company Group shall promptly advise Buyer of their receipt of any written Acquisition Proposal or any written inquiry with respect thereto; provided, however, that Sellers and the Company Group shall only inform Buyer of the material terms of the Acquisition Proposal and not the identity of the Person submitting such Acquisition Proposal. Sellers and the Company Group shall not waive the provisions of any confidentiality agreement respecting a Person’s consideration of an Acquisition Proposal.

Section 8.16	Non-Solicitation.

(a) From the date of this Agreement through the second anniversary of the Closing Date, the Sellers’ Representative agrees that it will not, and will cause its Affiliates not to, without the prior written consent of the Buyer, hire, offer to hire or solicit the employment of any of the individuals set forth on Schedule I who are identified as holding options on such schedule (a “Restricted Employee”); provided, however, that notwithstanding anything to the contrary contained in this Section 8.16, the Sellers’ Representative may (without being deemed to have breached any provision of this Section 8.16), and may permit their Affiliates to, (a) place public advertisements or conduct any other form of general solicitation which is not specifically targeted at any Restricted Employee (provided that Seller may only hire a Restricted Employee who responds to such advertisements or solicitation), (b) engage any recruiting firm or similar organization to identify or solicit individuals for employment, as long as such recruiting firm or organization is not instructed by the Sellers’ Representative to target any Restricted Employee, or (c) other than pursuant to clause (i), hire any Restricted Employee at any time more than 90 days after the Company Group terminates the employment of such Restricted Employee.

(b) From the date of this Agreement through the second anniversary of the Closing Date, each Seller agrees that such Seller will not, and will cause its respective Affiliates not to, knowingly, directly or indirectly, (i) solicit, induce, or attempt to solicit or induce, any franchisees, developers, suppliers or landlords of the Company Group (each a “Supplier”) to terminate his, her or its respective relationship with the Company Group, as the case may be, for the purpose of associating with or becoming a franchisee, developer, supplier or landlord to either of the Sellers or their respective Affiliates, or (ii) otherwise knowingly solicit, induce, or attempt to solicit or induce, any such Supplier to terminate his, her or its respective relationship with the Company Group for any other purpose or for no purpose whatsoever.

Section 8.17	Termination of Agreements.

Sellers agree that the agreements set forth on Schedule 8.17 (the “Terminating Agreements”) shall be terminated effective as of the Closing such that the Company Group and its Affiliates shall have no further obligations or liabilities hereunder.

ARTICLE IX

CONDITIONS PRECEDENT

Section 9.1	Conditions to Obligation of Buyer.

The obligation of Buyer to consummate the Closing in accordance with the terms of this Agreement is subject to the satisfaction (or waiver in writing by Buyer) at or prior to the Closing of the conditions set forth below.

(a) Representations and Warranties. The representations and warranties of the Company Group and the Sellers set forth in Section 5.2 (“Authority”), Section 5.4(a), (b) and (c) (“Capitalization”), clause (i) of Section 5.13 (“Absence of Certain Changes”) and 6.3 (“Ownership”) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date. The representations and warranties of the Company Group and the Sellers made in this Agreement shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) in all respects as of the date hereof and as of Closing Date as though made on and as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct in all respects on the date so specified), except to the extent that the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company Group. Buyer shall have received a certificate signed by an executive officer of the Corporation (with respect to the representations in Article V) and by the Sellers’ Representative (with respect to the representations in Article VI) certifying as to fulfillment of the condition set forth in this Section 9.1(a). Buyer hereby acknowledges that it shall not have the right to assert that the condition set forth in this Section 9.1(a) has not been satisfied and it shall not object to the delivery of the certificate set forth herein by reason of any breach of any representation or warranty of the Company Group or the Sellers made in this Agreement if, and to the extent that, Buyer or any of its officers, directors, employees or Affiliates has any actual knowledge as of the date hereof that such representation or warranty of the Company Group or the Sellers made in this Agreement is not true and correct as of the date hereof.

(b) Performance of Obligations. The Company Group and the Sellers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Company Group and the Sellers prior to the Closing. Buyer shall have received a certificate signed by an executive officer of the Corporation (with respect to the obligations of the Company Group) and by the Sellers’ Representative (with respect to the obligations of Sellers) certifying as to fulfillment of the condition set forth in this Section 9.1(b).

(c) Certificate. Buyer shall have received a certificate, dated as of the Closing Date, signed by an executive officer of each member of the Company Group and the Sellers’ Representative and certifying as to (i) such member’s certificate of incorporation and bylaws and the incumbency of officers executing this Agreement and each of the Related Documents to which it is a party; and (ii) the resolutions of the board of directors of such Person authorizing the execution, delivery and performance by such Person of this Agreement and each of the Related Documents to which it is a party.

(d) Related Documents. A counterpart of each Related Document to which the Company Group, the Sellers’ Representative, the Escrow Agent or any Seller is a party has been duly executed and delivered by such Person.

(e) Governmental Approvals. All authorizations, consents, orders or approvals of, or material declarations or filings with or expiration of waiting periods imposed by, applicable Law necessary for the consummation of the transactions contemplated hereby shall have been obtained or made or shall have occurred, except to the extent that the failure to obtain or make such authorization, consent, order, approval, declaration of filing would not reasonably be expected to constitute a Material Adverse Effect on the Company Group. All applicable waiting periods (and any extensions thereof) under HSR Act shall have expired or otherwise been terminated.

(f) No Injunctions or Restraints. No Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect; provided, however, that Buyer shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

(g) Financing. Buyer (or a member of the Company Group at the direction of Buyer) shall have received aggregate proceeds of the Debt Financing as set forth or described in the Indebtedness Commitment Letter; provided that the Buyer shall be deemed to have received the proceeds of the financings described in the Indebtedness Commitment Letter if the only condition under the Indebtedness Commitment Letters which has not been satisfied is the Equity Financing.

(h) Material Adverse Effect. Since the date of this Agreement, there has not been an event, change, effect, development or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

(i) Notes Offer. (i) The 2009 Notes Offer and the 2010 Notes Offer shall have been consummated, subject to the payment to the tender agent of the amounts necessary to purchase all tendered 2009 Notes and 2010 Notes in the 2009 Notes Offer and the 2010 Notes Offer, respectively; (ii) the 2009 Notes Supplemental Indenture and the 2010 Notes Supplemental Indenture shall each have become effective and (iii) there shall be no greater than an aggregate of $20,000,000 aggregate principal amount of 2009 Notes and 2010 Notes outstanding.

(j) Third Party Consents. The Company Group shall have obtained and provided to Buyer evidence of the consent of third parties listed on Schedule 9.1(j) to the consummation of transactions contemplated hereby.

(k) FIRPTA. Buyer shall have received from each of the Sellers a duly executed certificate of non-foreign status in a form and manner that complies with Section 1445 of the Code and the Treasury Regulations promulgated thereunder (a “FIRPTA Certificate”). Notwithstanding anything to the contrary contained herein, if any Seller fails to provide to Buyer a FIRPTA Certificate, Buyer shall be entitled to withhold from the portion of the Purchase Price or any other payment made pursuant to this Agreement the amount required to be withheld pursuant to Section 1445 of the Code and the Treasury Regulations promulgated thereunder.

(l) Closing Deliveries. The Company Group and Sellers shall have made the closing deliveries set forth in Section 2.2(a).

Section 9.2	Conditions to the Obligation of the Company Group and the Sellers.

The obligation of the Company Group and the Sellers to consummate the Closing in accordance with the terms of this Agreement is subject to the satisfaction (or waiver in writing by the Corporation) on or prior to the Closing of the conditions set forth below.

(a) Representations and Warranties. The representations and warranties of Buyer made in this Agreement shall be true and correct (without giving effect to any “materiality” qualifiers set forth therein) in all respects as of the date hereof and as of Closing Date as though made on and as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be correct in all material respects on the date so specified), except to the extent that the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” qualifiers set forth therein) does not have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement and the Related Documents. The

Corporation and the Sellers shall have received a certificate signed by an officer of Buyer certifying as to fulfillment of the condition set forth in this Section 9.2(a).

(b) Performance of Obligations of Buyer. Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Buyer prior to or at the Closing. The Corporation and the Sellers shall have received a certificate signed by an officer of Buyer certifying as to fulfillment of the condition set forth in this Section 9.2(b).

(c) Officer’s Certificates. The Corporation and the Sellers shall have received a certificate, dated as of the Closing Date, signed by an executive officer of Buyer certifying as to (i) Buyer’s certificate of incorporation and bylaws and the incumbency of its officers executing this Agreement and each of the Related Documents to which it is a party; and (ii) the resolutions of its board of directors of Buyer authorizing the execution, delivery and performance by Buyer of this Agreement and each of the Related Documents to which it is a party.

(d) Buyer Consents. Buyer shall have received all consents required in connection with the transactions contemplated by this Agreement and the Related Documents, other than those consents the failure of which to obtain does not have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement and the Related Documents.

(e) Related Documents. A counterpart of each Related Document to which Buyer or the Escrow Agent is a party has been executed and delivered by such Person.

(f) Governmental Approvals. All material authorizations, consents, orders or approvals of, or material declarations or filings with or expiration of waiting periods imposed by, applicable Law necessary for the consummation of the transactions contemplated hereby shall have been obtained or made or shall have occurred, except to the extent that the failure to obtain such authorization, consent, order or approval does not have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement and the Related Documents. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

(g) No Injunctions or Restraints. No Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect.

(h) Closing Deliveries. The Buyer shall have made the closing deliveries set forth in Section 2.2(b).

Section 9.3	Frustration of Closing Conditions.

The parties hereto may not rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s failure to act in good faith or failure to comply with Section 8.4 hereof.

ARTICLE X

TERMINATION

Section 10.1	Termination.

(a) This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i) by mutual written consent of the Corporation and Buyer; or

(ii) by either the Corporation or Buyer, if the Closing does not occur on or prior to December 31, 2005 (or such later date as the Corporation and Buyer may agree in writing) (the “Termination Date”); or

(iii) by the Corporation, if any of the conditions set forth in Section 9.2 shall have become incapable of fulfillment, and shall not have been waived in writing by the Corporation; or

(iv) by Buyer, if any of the conditions set forth in Section 9.1 shall have become incapable of fulfillment, and shall not have been waived in writing by Buyer.

provided, however, that, in the case of clauses (ii), (iii) or (iv), no party shall be entitled to terminate this Agreement if a breach by such party of any of its covenants or agreements contained in this Agreement is the primary cause of the event giving rise to such termination.

(b) In the event of termination by the Corporation or Buyer pursuant to this Section 10.1, written notice thereof shall forthwith be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein, all confidential information received by Buyer or its directors, officers, partners, members, employees, agents or representatives with respect to the business of the Company Group shall continue to be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement or anything to the contrary in the Confidentiality Agreement.

Section 10.2	Effect of Termination.

If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Sections 8.3(a), 8.6(a), Article XII and this Article X. Nothing in this Section 10.2 shall be deemed to release any party hereto from any liability for any material breach by such party of the terms and provisions of this Agreement or to impair the right of any party hereto to compel specific performance by any other party hereto of its obligations under this Agreement.

ARTICLE XI

INDEMNIFICATION

Section 11.1	Indemnification by the Sellers.

(a) If the Closing shall have been consummated, the Sellers, severally up to their respective Ownership Percentage of each such Loss and not jointly, shall indemnify and hold harmless Buyer, the Company Group, and their respective Affiliates, directors, officers, managers and employees (other than any Sellers) (collectively, the “Buyer Indemnified Parties”) against any loss, liability, claim, damage, amount paid in settlement, fine, penalty, costs and expense (including reasonable legal fees and expenses) (“Losses”) directly arising from, relating to or otherwise in respect of:

(i) any breach of any representation or warranty of the Company Group (other than Section 5.15) as of the date hereof or as of the Closing Date as if made as of such date and contained in Article V (disregarding any “materiality” or “Material Adverse Effect” qualifier therein) subject to Section 8.12;

(ii) any breach of any covenant of the Company Group (or its members) contained in this Agreement that relates solely to pre-Closing periods or activities or breach of any covenant set forth in Section 8.6 or Section 8.7 by the Sellers or the Sellers’ Representative;

(iii) any Pre-Closing Taxes (without duplication for amounts paid pursuant to Section 8.7(b));

(iv) Transaction Expenses not included on the Transaction Expenses Certificate at Closing and not taken into account for purposes of calculating the Equity Purchase Price at Closing;

(v) Third Party Claims related to the Proceedings set forth on Schedule 11.1(a)(v) (exclusive of remediation costs related to item 1 of Schedule 11.1(a)(v) unless such remediation costs occurs as a result of the enforcement by any Governmental Entity of compliance with Law that is required to be satisfied by remediation) to the extent such Losses related thereto exceed $3,000,000.

(vi) (i) all Environmental Claims against the Company Group that arise out of violations by the Company Group of, or non-compliance with, any Environmental Laws which violations or non-compliance occurred or are alleged to have occurred, or arose out of conditions or circumstances that occurred or existed, prior to or on the Closing Date or (ii) the matters set forth on Schedule 11.1(a)(vi), in each case, exclusive of any Losses related to remediation performed by the Company Group as a result thereof unless occurring as a result of the enforcement by any Governmental Entity of compliance with Law that is required to be satisfied by remediation;

(vii) without duplication for Section 11.1(a)(iii), the disallowance of any Tax Refund that was paid to the Sellers’ Representative (for the benefit of the Sellers) pursuant to Section 8.7; or

(viii) Third Party Claims based on the reports, schedules, forms, statements and other documents filed by any member of the Company Group with the SEC (A) containing any untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading and (B) failing to comply in all material respects with the requirements of the Exchange Act and the Securities Act, and the rules and regulations thereunder applicable thereto at the time of filing.

(b) If the Closing shall have been consummated, each Seller shall, severally and not jointly, indemnify and hold harmless the Buyer Indemnified Parties against any Losses directly arising from, relating to or otherwise in respect of:

(i) any breach of any representation or warranty of such Seller as of the date of this Agreement or as of the Closing Date as if made as of such date and that has not otherwise expired contained in Article VI (disregarding any “materiality” or “Material Adverse Effect” qualifier therein); or

(ii) any breach of any covenant of such Seller contained in this Agreement to be specifically performed by such Seller.

(c) The Sellers shall not be required to indemnify any Person, and shall not have any liability:

(i) under Section 11.1(a) or Section 11.1 (b) (other than (x) with respect to breaches of any of the representations and warranties set forth in Section 5.6(d) (“Title to Assets”) or Section 6.3 (“Ownership”) or (y) under clauses 11.1(a)(ii) (only with respect to breaches of Section 8.1(ii)(C), 8.4(b) or 8.4(d), Section 8.6, Section 8.7 or Section 11.9(b)), Section 11.1(a)(iii), Section 11.1(a)(iv) or Section 11.1(a)(vii) (the “Payment Clauses”), which shall not be required to exceed the Deductible (as defined herein)) unless the aggregate of all Losses (other than De Minimis Losses) for which such Seller would, but for this clause (ii), be liable exceeds on a cumulative basis an amount equal to $3,000,000 (the “Deductible”), and then only to the extent of any such excess; and provided further that claims made (x) with respect to breaches of Section 5.6(d) and Section 6.3 or (y) under the Payment Clauses shall be disregarded for purposes of determining whether cumulative Losses have exceeded the Deductible;

(ii) under Section 11.1(a) and Section 11.1(b) (other than under the Payment Clauses) for any individual items where the Loss relating thereto is less than $25,000 (each, a “De Minimis Loss”), provided that the De Minimis Losses shall not exceed $500,000 in the aggregate;

(iii) under Sections 11.1(a) and (b) (other than with respect to breaches of any of the representations and warranties set forth in Section 5.6(d) (“Title to Assets”) or Section 6.3 (“Ownership”) which shall not be subject to the Cap (as defined herein) but which shall not otherwise, together with any recoveries with respect thereto against the Indemnity Escrow Account, exceed an aggregate amount in excess of the Equity

Purchase Price) for an aggregate amount in excess of the Indemnity Escrow Amount (the “Cap”);

(iv) under Section 11.1(b), for each individual Seller, an aggregate amount in excess of the amount such Seller receives on the Closing Date pursuant to Section 3.3(b)(i) plus any of the Indemnity Escrow Amount or WC Escrow Amount that such Seller receives;

(v) under Sections 11.1(a)(i) and (b)(i) solely with respect to breaches of any of the representations and warranties set forth in Section 5.6(d) (“Title to Assets”) or Section 6.3 (“Ownership”), in an aggregate amount in excess of the Equity Purchase Price; and

(vi) under Section 11.1(a)(vii) in an aggregate amount in excess of such disallowed Tax Refunds.

(d) Buyer expressly acknowledges that any claim brought pursuant to Section 11.1(a) shall be asserted solely against the Indemnity Escrow Account (and not the Sellers individually), pursuant to the terms of the Indemnity Escrow Agreement, provided that, after the Indemnity Escrow Account is terminated, Buyer may seek indemnity pursuant to Section 11.1(a)(vii) against each Seller individually for an amount up to the proceeds attributable to such disallowed Tax Refund received by such Seller until the survival period for the applicable statute of limitations for the relevant Tax has expired. Buyer expressly acknowledges that any claim brought pursuant to Section 11.1(b) shall be asserted solely against the Seller whose breach caused the applicable Loss (and not any other Seller); provided, that, any such claim may be asserted against the Indemnity Escrow Account, but only to the extent of such Seller’s pro rata portion (based on such Seller’s Ownership Percentage) of the Indemnity Escrow Account.

(e) Notwithstanding anything contained in this Agreement to the contrary, Buyer shall not have any right to indemnification under this Section 11.1 with respect to any Losses or alleged Losses to the extent that allowance, provision or reserve has been made for such matter in the Final Working Capital (and provided that Buyer was actually compensated for such Losses or alleged Losses thereby, solely taking into account any limitations on Working Capital adjustment payments under Section 4.3).

(f) Buyer acknowledges that, if the Closing occurs, its sole and exclusive remedy with respect to any breach of any representation, warranty, covenant or agreement contained in this Agreement shall be pursuant to the indemnification provisions set forth in this Article XI, except for (i) fraud and (ii) injunctive relief to enforce its rights under Sections 8.3, 8.6, 8.7 and 8.16. In furtherance of the foregoing, subject to the limitations set forth above, Buyer hereby waives to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the Sellers arising under or based upon any Law (including any relating to environmental matters) or arising under or based upon common law or otherwise (except pursuant to the indemnification provisions set forth in this Article XI) with respect to any breach of any representation, warranty, covenant or agreement contained herein. Accordingly, except as specifically provided in this Article XI, if the Closing occurs, subject to the limitations set forth in the first sentence hereof, no claim, action or remedy shall be brought or maintained by Buyer Indemnified Parties against the Sellers, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties or covenants of the Company Group or the Sellers set forth or contained in this Agreement or any Related Document.

Section 11.2	Indemnification by Buyer.

(a) If the Closing shall have been consummated, Buyer and the Company Group, jointly and severally, shall indemnify and hold harmless the Sellers and their respective Affiliates, directors, officers, managers, employees and each of the successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Parties”) against any Losses directly arising from, relating to or otherwise in respect of (i) any breach of, or inaccuracy in, any representation or warranty of the Buyer as of the date of this Agreement or as of the Closing Date as if made as of such date (except to the extent expressly made as of another date, in which case as of such other date) contained in Article VII or (ii) any breach of any covenant of Buyer contained in this Agreement;

(b) If the Closing shall have been consummated, neither Buyer nor its successors and assigns shall be required to indemnify any Person, and shall not have any liability (i) pursuant to Section 11.2(a)(i) above, unless the aggregate of all Losses for which such Persons would, but for this clause (i), be liable exceeds on a cumulative basis an amount equal to the Deductible, and then only to the extent of any such excess and (ii) pursuant to 11.2(a), an aggregate amount in excess of the Cap.

Section 11.3	Calculation and Mitigation of Losses.

(a) The amount of any Loss for which indemnification is provided under this Article XI shall be net of any amounts recovered by such Indemnified Party under insurance policies with respect to such Loss; provided that the amounts recovered by an Indemnified Party shall be determined net of any increase in premiums payable by the Company Group attributable to the event giving rise to such claim for indemnification. In the event any amounts recovered under insurance policies or collateral sources are not received before any claim for indemnification is paid pursuant to this Article XI, then the Company Group shall pursue such insurance policies or collateral sources with reasonable diligence, and in the event it receives any recovery under any insurance policy or from any collateral source with respect to such Loss, apply the amount of such recovery shall be applied first, to reimburse the Company Group for its out-of-pocket expenses (including reasonable attorney’s fees and expenses) expended in pursuing such recovery, second, to refund any payments made by the Sellers which would not have been so paid had such recovery been obtained prior to such payment, and third, any excess to the Company Group. The Company shall pay to Sellers’ Representative (for the benefit of the Sellers in accordance with their respective Ownership Percentages) the amount of any actual reduction in Taxes that would be payable but for a Loss that caused indemnification payments to be made hereunder. In calculating the foregoing payment, the Company shall assume that all items of deduction other than the items for which payment is to be made hereunder shall first be used to determine the Tax liability of the Company for the Tax year in which such Loss arises, provided that, if the item of deduction (or portion thereof) with respect to such payment is not allowed in such Tax year applying the limitations of the foregoing provision, then such item of deduction (or any portion thereof) shall be deemed used in the first succeeding tax year following such year that such item is allowed applying the ordering rules of the foregoing provision for such other Tax years.

(b) Notwithstanding any provision of this Agreement, no Seller shall be liable for any consequential, incidental or indirect damages, special or punitive damages, including loss of revenue, profits or income, diminution in value of securities or loss of business reputation or opportunity relating to the breach of this Agreement or any Related Document (except to the extent any such damages are awarded to a third party in connection with a Third Party Claim).

(c) Except for any Losses with respect to Taxes, which shall be governed by Section 11.6, each party shall take all reasonable steps to mitigate any of its Losses under this Article XI as required by Law upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(d) Notwithstanding anything contained herein, with respect to Section 11(a)(v) and Section 11.1(a)(vi), Buyer shall use reasonable best efforts to minimize the Losses related thereto and if any Governmental Entity seeks to cause the Company Group to remediate any matter which would be indemnified by the Sellers pursuant to such Sections, the Company Group shall contest any such actions in good faith with an effort to minimize such remediation.

Section 11.4	Termination of Indemnification.

The obligations herein to indemnify and hold harmless any party (an “Indemnified Party”), in respect of a breach of a representation, warranty or covenant, shall terminate when the applicable representation, warranty or covenant terminates pursuant to the terms hereof and in the case of a Claim pursuant to Section 11.1(a)(iii) through (vi) on the Survival Date; provided; however; that the parties’ indemnification obligations with respect to breaches of covenants that are to be performed prior to Closing shall terminate on the Survival Date; provided, further; however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Indemnified Party shall have, before the expiration of the applicable period, previously made a bona fide claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 11.5 to the party to be providing the indemnification (the “Indemnifying Party”). The indemnity obligation contained in Section 11.1(a)(vii) shall terminate upon the expiration of the applicable statute of limitations.

Section 11.5	Procedures.

(a) In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving any claim (a “Claim”) by an Indemnified Party such Indemnified Party must notify the Indemnifying Party in writing (and in reasonable detail) of such Claim within (i) in the case of a Third Party Claim, five (5) Business Days or (ii) in the case of a claim (other than a Third Party Claim), promptly, after knowledge by such Indemnified Party of such Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any additional Losses resulting from the Indemnified Party’s failure to give such notice). Thereafter, the Indemnified Party shall give the Indemnifying Party reasonable access to the books, records and assets of the Indemnified Party which evidence or support such Claim or the act, omission or occurrence giving rise to such Claim and the right, upon prior notice, to interview any employee, agent or other representative of the Indemnified Party related thereto.

(b) If an Indemnified Party is entitled to indemnification hereunder because of a Claim asserted by a claimant other than an Indemnified Party (a “Third Party Claim”), the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses in its sole discretion, to assume the defense thereof with counsel selected by the Indemnifying Party; provided; however that if the defendants in any such Third Party Claim include the Indemnified Party and there exists any actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party, the Indemnified Party shall have the right to obtain, at the Indemnifying Party’s expense, one separate counsel to defend such actions on behalf of such Indemnified Party, in which case the Indemnified Party shall have the right to participate in the defense of such Third Party Claim (it being understood that the Indemnifying Party shall not have the right to control (but shall have the right to participate in) such defense if (i) such Third Party Claim is seeking as a significant component of their remedy an injunction, restraining order, declaratory relief or other non-monetary relief or (ii) the named parties to any such Proceeding (including any impleaded parties) include both an Indemnified Party and an Indemnifying Party and the former shall have been advised in writing by counsel (with a copy to the Indemnifying Party) that there are one or more legal or equitable defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party). Subject to the foregoing sentence, should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the fees and expenses (payable out of the Indemnity Escrow Funds) of one counsel employed by the Indemnified Party (which counsel shall be reasonably acceptable to the Indemnifying Party) for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided above). If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all applicable Indemnified Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of reasonable access to the books, records and assets of the Indemnified Party which evidence or support such Claim or the act, omission or occurrence giving rise to such Claim and the right, upon prior notice, to interview any employee, agent or other representative of the Indemnified Party related thereto. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms (i) obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim and does not result in any financial or other obligation of the Indemnified Party and (ii) fully and unconditionally releases the Indemnified Party in connection with such Third Party Claim. Subject to the immediately preceding sentence (which claims satisfying clause (i) and (ii) thereof shall not require the Indemnified Party’s consent), the Indemnifying Party shall not agree to any settlement, compromise or discharge of a Third Party Claim without the prior written consent of the Indemnified Party and provides for a full release of the Indemnified Party.

(c) Subject to the Indemnified Party’s right to assume the defense under Section 11.5(b), if any Indemnified Party intentionally prohibits, restricts or limits in any material manner or attempts to prohibit, restrict or limit in any material manner the ability of the Indemnifying Party to assume the defense of a Third Party Claim, then no Indemnifying Party shall have any obligation to any Indemnified Party with respect to such Third Party Claim pursuant to this Article XI or otherwise.

(d) If the Indemnifying Party disputes its liability with respect to any Claim (including and Third Party Claim), the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall, subject to Sections 12.9 and 12.10, be resolved by litigation in an appropriate court of competent jurisdiction.

(e) The Sellers’ Representative shall act on behalf of the Sellers for the purposes of this Section 11.5 for all Claims (including all Third Party Claims) which are the subject of indemnification hereunder pursuant to Section 11.1(a).

(f) Subject to Section 11.1(d), any indemnity payments owed by any individual Seller under this Article XI that are not satisfied from the Indemnity Escrow Funds shall be paid by the applicable Seller in immediately available funds within 10 Business Days after final determination and written request thereof by the Indemnified Party. All such indemnity payments shall be made to the accounts and in the manner specified in writing by the party entitled to such indemnity payments.

(g) In connection with this Article XI, each Seller hereby (i) waives any right of contribution or indemnification or similar right each may have against the Company Group (or its members) for any amounts paid by the Seller hereunder, and (ii) waives any defense based on conduct of the Company Group (or its members) prior to the Closing.

Section 11.6	Procedures Relating to Tax Indemnification.

(a) If a claim for Taxes, including, without limitation, notice of a pending or threatened audit, shall be made by any taxing authority to the Buyer or the Company Group (or any member thereof), which, if successful, could result in an indemnity payment pursuant to Section 11.1(a) or a loss or reduction of a Tax Refund (a “Tax Claim”), the Buyer or the Company Group (or any member thereof) shall promptly notify the Sellers’ Representative in writing of the Tax Claim. Such notice will state the nature and basis of the Tax Claim and the amount thereof, to the extent known; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure

(b) The Sellers’ Representative shall have the right to elect to control (or participate in) the prosecution of any Tax Claim and to represent the interests of the Company Group with respect to any Tax Claim and to employ counsel of its choice (fees of such counsel payable out of the Indemnity Escrow Funds) in connection with such Tax Claim; provided that Buyer shall be entitled to consent to the entry of any judgment or settlement with respect to any such Tax Claim (which consent shall not be unreasonably withheld). If the Sellers’ Representative does not so elect, the Corporation shall prosecute any such Tax Claim diligently and in a commercially reasonable manner. The Sellers’ Representatives shall be entitled to consent to the entry of any judgment or settlement with respect to any Tax Claim referred to in the preceding sentence (which consent shall not be unreasonably withheld).

(c) If the Buyer or any of its Affiliates intentionally prohibits, restricts or limits in any material manner or attempts to prohibit, restrict or limit in any material manner the ability of the Sellers’ Representative to assume the defense of a Tax Claim, then no Seller shall have any obligation to any of the Buyer or any of its Affiliates with respect to such Tax Claim pursuant to this Article XI or otherwise.

(d) Except for Section 11.5(f) and 11.5(g), the provisions under this Section 11.6 (and not any other provision in this Agreement, including Section 11.5) shall govern the procedures for the contest of all Tax Claims.

(e) The Sellers’ Representative shall act on behalf of the Sellers for the purpose of this Section 11.6 for all Tax Claims.

Section 11.7	Survival of Representations, Warranties and Covenants.

(a) The representations and warranties contained in this Agreement and in any document delivered in connection herewith shall survive the Closing solely for purposes of Article XI and shall terminate on June 30, 2006 (the “Survival Date”), except that the representations and warranties set forth in Section 6.3 (“Ownership”) shall survive the Closing and remain in full force and effect without termination and the covenants set forth in Section 11.1(a)(vii) shall survive until the expiration of the applicable statute of limitations. The covenants and agreements of the parties set forth in this Agreement and the indemnification obligations of the parties hereunder shall survive until satisfied in accordance with their respective terms.

(b) Except for the amount with respect to which Buyer shall have, prior to the Survival Date, previously made a bona fide claim pursuant to the procedures set forth in Article XI and for which the obligations to indemnify, if any, shall not have been satisfied from the Indemnity Escrow Funds (the “Outstanding Escrow Claims”), title and all rights to the Indemnity Escrow Funds shall automatically transfer to the Sellers’ Representative (on behalf of the Sellers) on the Survival Date, and Buyer shall take all actions necessary to cause the Escrow Agent to release the Indemnity Escrow Funds less the amount of the Outstanding Escrow Claims to the Sellers’ Representative (on behalf of the Sellers) on the Survival Date. If any Required

Lease Consent is not obtained prior to the Survival Date, the Lease Repayment Amount which would be applicable to the Real Property Lease related to such Required Lease Consent (the “Holdback”) shall be deemed to be an Outstanding Escrow Claim solely for the purposes of retaining the Indemnity Escrow Funds with the Escrow Agent in order to satisfy a potential future claim pursuant to Section 8.4(d) with respect to such Required Lease Consent. Title and all rights to the Holdback related to the applicable Required Lease Consent shall automatically transfer to the Sellers’ Representative (on behalf of the Sellers) on the earlier of (x) the date that such Required Lease Consent is obtained and (y) the second anniversary of the Closing Date unless, in the case of (y), prior thereto the lessor under such Real Property Lease has evicted the Company from the premises related to the applicable Real Property Lease as a result of the failure to obtain such Required Lease Consent and the Company Group has continued to tender all rent under such Real Property Lease (the “Lease Payment Release Date”). In such case, Buyer shall take all actions necessary to cause the Escrow Agent to release the Indemnity Escrow Funds represented by the Holdback to the Sellers’ Representative on the Lease Payment Release Date.

(c) Notwithstanding anything to the contrary in this Agreement, if Buyer provides to Sellers’ Representative by June 15, 2006 a written notice setting forth Buyer’s good faith estimate of any Pre-Closing Taxes (which good faith estimates are based on the advice of the third party Tax accountants of the Company Group) for which Buyer is entitled to be indemnified pursuant to this Agreement with respect to Pre-Closing Tax Returns for the taxable year ending on the Closing Date or Straddle Periods ending on December 31, 2005 which Pre-Closing Tax Returns will not have been filed by such date, an amount equal to such good faith estimate (which, if objected to by Sellers’ Representative shall be subject to the arbitration procedures of Section 8.7(b), provided that the Arbitrator shall be charged with independently determining whether such estimates are reasonable) shall be deemed to be an Outstanding Escrow Claim (the “Outstanding Tax Claims”). Upon the earlier of (i) September 15, 2006 and (ii) the due date (including extensions) of the filing of the Pre-Closing Tax Returns referred to in the preceding sentence, Buyer and Sellers’ Representative shall cause the Escrow Agent to release promptly any remaining cash held by the Escrow Agent with respect to the Outstanding Tax Claims to the Sellers’ Representative (on behalf of the Sellers). For the avoidance of doubt, the amounts of the Outstanding Tax Claim shall only be available to satisfy Sellers’ obligations with respect to Income Taxes (other than U.S. federal Income Taxes) for periods that end as of the Closing Date or December 31, 2005.

Section 11.8	Substitution of Escrowed Amounts.

At any time before the Closing, upon the written request of the Sellers’ Representative to Buyer, all or any part of the Indemnity Escrow Funds that would have been delivered to the Escrow Agent under Section 3.3(b) shall, at Closing, be released to the Sellers’ Representative if the Sellers’ Representative delivers to the Escrow Agent an irrevocable letter of credit (i) issued by a bank reasonably acceptable to Buyer having assets in excess of $1,000,000,000, (ii) issued in an amount equal to the amount of Indemnity Escrow Funds being released to the Sellers’ Representative from the Indemnity Escrow Account, (iii) such letter of credit being reasonably satisfactory to Buyer and (iv) having draw-down provisions that would permit the Escrow Agent to draw down thereon upon the occurrence of an event which would permit the release from the Escrow Account pursuant to the terms of the Escrow Agreement. Any Substitute LC (as such term is defined in the Escrow Agreement) shall comply with clauses (i), (iii) and (iv) of the previous sentence.

Section 11.9	Exculpation, Etc.

(a) After the Closing Date, the Company Group shall exculpate (to the greatest extent permitted by Law) and shall indemnify, defend and hold harmless, each of the directors, officers and controlling Persons of the Company Group against all Losses arising out of any violations or alleged violations of fiduciary duties of care or loyalty or other fiduciary duties to the Company Group in their capacities as officers, directors or controlling Persons of the Company Group occurring at or prior to the Closing Date to the fullest extent permitted by Law.

(b) The Company Group shall obtain a prepaid tail policy (the “Tail Policy”) reasonably acceptable to Buyer and Sellers, which policy provides the Persons who are presently or were previously covered by the Company Group’s officers’ and directors’ liability insurance policies with respect to actions and omissions occurring prior to and on the Closing Date with directors and officers liability insurance, on terms which are no less favorable to such Persons than the terms of such current insurance in effect for the Company Group prior to Closing for a period ending on the sixth anniversary of the Closing Date. Buyer and Sellers shall share equally the cost of obtaining the Tail Policy.

Section 11.10	No Reliance on Sellers’ Representative by Sellers.

The decision of each Seller to sell Securities pursuant to this Agreement has been made by such Seller independently of the Sellers’ Representative or any Seller and independently of any information, materials, statements or opinions as to the terms and conditions of this Agreement and the Related Documents that may have been made or given by the Sellers’ Representative, any Seller or by any agent, employee or other representative of the Sellers’ Representative, or any Seller, and neither the Sellers’ Representative nor any Seller or any of their respective agents, employees or other representatives shall have any liability to any other Seller (or any Person) relating to or arising from any such information, materials, statements or opinions, except as expressly provided in a written agreement, if any, between or among the Sellers.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1	Assignment.

This Agreement and the rights and obligations hereunder are not assignable or transferable by Buyer, the Company Group or the Sellers (including by operation of law in connection with a merger or consolidation of Buyer, the Company Group or any Seller) without the prior written consent of the Sellers’ Representative and Buyer; provided that Buyer may assign its rights and obligations hereunder to any Affiliate of Buyer without the consent of the Sellers’ Representative so long as such assignment does not relieve Buyer of any of its obligations hereunder. Any attempted assignment in violation of this Section 12.1 shall be void ab initio. Notwithstanding the foregoing, (a) the Buyer, and following the Closing, any member of the Company Group, may assign its rights hereunder and under this Agreement or any of the Related Agreements for collateral purposes, to any of the Buyer’s financing sources that provides financing in connection with the transactions contemplated by this Agreement (or any such financing sources’ successors or permitted assigns and any other secured lenders that may refinance any such financings), provided that no such assignment shall relieve the Buyer or any member of the Company Group, as applicable, of its obligations hereunder or under any of the Related Documents and (b) following the Closing, the Sellers may assign their respective rights hereunder provided that no such assignment shall relieve such Seller of its respective obligations hereunder or any of the Related Document.

Section 12.2	No Third-Party Beneficiaries.

Except as set forth in Section 8.9 and 11.8, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing in this Agreement expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights under this Agreement.

Section 12.3	Notices.

All notices, consents, waivers or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or internationally-recognized overnight courier service guaranteeing next Business Day delivery and shall be deemed duly given when so delivered by hand or facsimile, or if mailed, upon receipt (or one (1) Business Day following the day sent in the case of overnight courier service guaranteeing next Business Day delivery), as follows:

(i) if to Buyer or, after the Closing, the Company Group, to:

Chicken Acquisition Corp.

c/o Trimaran Fund Management, L.L.C.

622 3rd Avenue, 35th Floor

New York, New York 10017

Telephone: 212-885-4300

Telecopier: (212) 885-4350

Attention: Steven A. Flyer

With copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Telephone: (212) 735-3000

Telecopier: (212) 735-2000

Attention: Eileen T. Nugent, Esq.

   Thomas W. Greenberg, Esq.

(ii) if, prior to the Closing, to the Company Group, to:

EPL Holdings, Inc.

3333 Michelson Drive, Suite 550

Irvine, California 92612

Telephone: (949) 399-2000

Telecopier: (949) 399-2084

Attention: President

with copies to the Sellers’ Representative and:

O’Melveny & Myers LLP

Times Square Tower

7 Times Square

New York, New York 10036

Telephone: (212) 326-2200

Telecopier: (212) 326-2061

Attention: Gregory A. Gilbert, Esq.;

(iii) if to any Seller, to the address set forth opposite such Seller’s name on Schedule I, with a copy to the Sellers’ Representative; and

(iv) if to the Sellers’ Representative, to:

American Securities Capital Partners, L.P.

666 Third Avenue, 29th Floor

New York, NY 10017

Telephone: (212) 476-8000

Telecopier: (212) 697-5524

Attention: Glenn Kaufman

with copies to:

O’Melveny & Myers LLP

Times Square Tower

7 Times Square

New York, New York 10022

Telephone: (212) 326-2200

Telecopier: (212) 326-2061

Attention: Gregory A. Gilbert, Esq.; or

(v) to such other address as any party to whom notice is to be given has furnished to the other parties in accordance herewith.

Section 12.4	Exhibits and Schedules; Interpretation.

(a) The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any matter set forth on any Schedule shall be deemed set forth on each other applicable Schedule to the extent that it is reasonably clear from a reading of such disclosure that the disclosure is applicable to such other Schedule. The inclusion of any information (including dollar amounts) in any Schedule shall not be deemed to be an admission or acknowledgment by the Company Group or the Sellers that such information is required to be listed on such Schedule or is material to or outside the ordinary course of the business of the Company Group. In addition, matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. The information contained in this Agreement, the Schedules, and Exhibits is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of Law or breach of contract). Any cost estimates, projections or other forward-looking statements contained or referred to in this Agreement or in the Schedules and Exhibits hereto or in any materials that have been provided to Buyer by the Company Group or the Sellers are not and shall not be deemed to be representations or warranties of the Company Group or the Sellers, unless included or identified in the representations and warranties in Sections V or VI of this Agreement. Except when the context requires otherwise, any reference in this Agreement to any Article, Section, clause, Schedule or Exhibit shall be to the Articles, Sections and clauses of, and Schedules and Exhibits to, this Agreement. The words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation.” Any reference to the masculine, feminine or neuter gender shall include such other genders and any reference to the singular or plural shall include the other, in each case unless the context otherwise requires. All Schedules and Exhibits are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Wherever used in this Agreement, “knowledge” of the Company Group shall mean the actual knowledge, after due inquiry, of the Designated Employees, and “knowledge” of the Buyer shall mean the actual knowledge, after due inquiry of Steven Flyer, David Benyaminy and Joseph De Perio. Any references in this Agreement to the date upon which a Return is due shall be interpreted so as to take into account any valid extensions.

(b) The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the parties acknowledge that it has been represented by an attorney in connection with the preparation, negotiation and execution of this Agreement and the Related Documents.

Section 12.5	Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. This Agreement may be executed and delivered in counterpart signatures delivered via facsimile transmission and any such counterpart so delivered via facsimile transmission shall be deemed an original for all intents and purposes.

Section 12.6	Entire Agreement.

This Agreement, the Related Documents and the Confidentiality Agreement contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth in this Agreement, the Related Documents or the Confidentiality Agreement.

Section 12.7	Amendments and Waivers.

This Agreement may not be amended or waived except by an instrument in writing signed on behalf of the Sellers’ Representative and Buyer.

Section 12.8	Severability.

It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 12.9	Consent to Jurisdiction.

EACH OF THE PARTIES HERETO IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF (a) THE SUPREME COURT OF THE STATE OF NEW YORK, NEW YORK COUNTY, AND (b) THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES HERETO FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS SET FORTH ABOVE SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION IN THIS SECTION 12.9. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY IN (a) THE SUPREME COURT OF THE STATE OF NEW YORK, NEW YORK COUNTY, OR (b) THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND HEREBY AND THEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY

SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Section 12.10	Governing Law; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

(b) EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING HEREUNDER.

Section 12.11	Specific Performance.

The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and that the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy available at Law or in equity.

Section 12.12	Buyer Entitled to Rely.

The Buyer (a) shall be entitled to rely upon, shall have no liability to the Sellers with respect to, actions, decisions and determinations of the Sellers’ Representative and (b) shall be entitled to assume that all actions, decisions and determinations of the Sellers’ Representative are fully authorized by all of the Sellers.

*******

IN WITNESS WHEREOF, the parties hereto have duly executed this Stock Purchase Agreement as of the date first written above.

CHICKEN ACQUISITION CORP.

By:	/s/ Steven A. Flyer
Name:	Steven A. Flyer
Title:	President

EPL HOLDINGS, INC.

By:	/s/ Glenn Kaufman
Name:	Glenn Kaufman
Title:	Vice President and Assistant Secretary

EPL INTERMEDIATE, INC.

By:	/s/ Glenn Kaufman
Name:	Glenn Kaufman
Title:	Assistant Secretary

EL POLLO LOCO, INC.

By:	/s/ Glenn Kaufman
Name:	Glenn Kaufman
Title:	Assistant Secretary

AMERICAN SECURITIES CAPITAL PARTNERS, L.P., as Sellers’ Representative

By:	/s/ Glenn Kaufman
Name:	Glenn Kaufman
Title:	Managing Director

ANNEX I

DEFINITIONS

“2004 Carryback Claim” has the meaning set forth in Section 8.7(d).

“2004 NOL” has the meaning set forth in Section 8.7(d).

“2009 Notes” means the 9.250% Senior Secured Notes of EPL due 2009.

“2009 Notes Indenture” means the Indenture dated as of December 19, 2003, between EPL and The Bank of New York, as Trustee.

“2009 Notes Indenture Trustee” means the Trustee under the 2009 Notes Indenture.

“2009 Notes Offer” has the meaning set forth in 8.14(a).

“2009 Notes Supplemental Indenture” has the meaning set forth in Section 8.14.

“2010 Notes” means the 12.5% Senior Discount Notes of EPL Intermediate due 2010.

“2010 Notes Indenture” means the Indenture dated as of March 31, 2004, between EPL Intermediate and The Bank of New York, as Trustee.

“2010 Notes Indenture Trustee” means the Trustee under the 2010 Notes Indenture.

“2010 Notes Offer” has the meaning set forth in 8.14(b).

“2010 Notes Supplemental Indenture” has the meaning set forth in Section 8.14.

“Accountants’ Determination” has the meaning set forth in Section 4.2(b).

“Acquisition Proposal” has meaning set forth in Section 8.15.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common Control with, such first Person.

“Aggregate Exercise Price” has the meaning set forth in Section 3.1.

“Agreement” has the meaning set forth in the caption.

“Arbitrating Accountants” has the meaning set forth in Section 4.2(b).

“Arbitrator” has the meaning set forth in Section 8.7(b).

“Assumed Debt” means all Indebtedness of the Company Group designated by Buyer on Schedule III and delivered to the Sellers’ Representative ten (10) Business Days prior to Closing.

“Audited Balance Sheet” has the meaning set forth in Section 5.5.

“Audited Financial Statement” has the meaning set forth in Section 5.5.

“Benefit Plans” has the meaning set forth in Section 5.12.

“Bridge Financing” has meaning set forth in Section 7.6.

“Business Day” means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions in New York, New York are required to be closed.

“Buyer” has the meaning set forth in the caption.

“Buyer Indemnified Parties” has meaning set forth in Section 11.1(a).

“Buyer’s Accountants” has the meaning set forth in Section 4.1.

“Buyer Common Stock” has the meaning set forth in Section 3.1.

“Buyer Sub” has the meaning set forth in the preamble.

“Change in Law” means any amendment to the Code or the final or temporary regulations promulgated under the Code, a decision by any federal court, a Revenue Ruling, Notice, Revenue Procedure, or Announcement, which amendment is enacted, promulgated, issued, or announced, or which decision, Revenue Ruling, Notice, Revenue Procedure, or Announcement is issued or announced, after the date hereof.

“Claim” has the meaning set forth in Section 11.5(a).

“Cleanup” means all actions required to (a) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment, (b) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health, (c) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (d) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

“Closing” has the meaning set forth in Article II.

“Closing Balance Sheet” has the meaning set forth in Section 4.1.

“Closing Date” has the meaning set forth in Article II.

“Closing Statement” has the meaning set forth in Section 4.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the preamble.

“Company Group” has the meaning set forth in the caption.

“Company Group Taxes” has the meaning set forth in Section 5.10.

“Company Property” has meaning set forth in Section 5.6(b).

“Confidentiality Agreement” has the meaning set forth in Section 8.3.

“Confidential Information” has meaning set forth in Section 8.3(b).

“Contract” means any loan or credit agreement, note, bond, mortgage, indenture, lease, sublease or other agreement, commitment or license, whether written or oral.

“Control” means (including, with correlative meanings, “controlled by” and “under common control with”), with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Corporation” has the meaning set forth in the caption.

“Corporation Released Parties” has the meaning set forth in Section 8.9(a).

“Credit Agreement” means the Credit Agreement dated December 29, 1999 by and among EPL Intermediate, Inc., as Borrower, El Pollo Loco, Inc., as Borrower, the Lenders signatory thereto and Suntrust Bank, as Issuing Bank and Agent for the Issuing Bank and the Lenders.

“Debt Financing” has meaning set forth in Section 7.6.

“Deductible” has the meaning set forth in Section 11.1(c)(i).

“De minimis Loss” has meaning set forth in Section 11.1(c).

“Designated Employees” means Steven Carley, Joseph Stein, Pamela Milner, Ken Clark, Brian Berkhausen and Jeanne Scott.

“Development Agreements” means a development or similar agreement of the Company Group granting to a third party the right to develop and operate “El Pollo Loco” restaurants within a geographic area.

“DOJ” has the meaning set forth in Section 8.4(b).

“Environmental Claim” means any claim, action or cause of action by any Person (including any Governmental Entity) alleging liability for Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or Release of any Hazardous Materials at any location, whether or not owned or operated by the Seller.

“Environmental Laws” means all federal, state, local laws and regulations relating to pollution or protection of human health or the environment, including without limitation, laws relating to Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of Hazardous Materials and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

“EPL” has the meaning set forth in the caption.

“Equity Commitment Letter” has meaning set forth in Section 7.6.

“Equity Financing” has meaning set forth in Section 7.6.

“Equity Purchase Price” has the meaning set forth in Section 3.1.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.12(a).

“Escrow Agent” means J.P. Morgan Chase & Co.

“Estimated Working Capital” means the Corporation’s good faith estimate of the Working Capital.

“Estimated Working Capital Certificate” means a certificate of the chief financial officer of the Corporation setting forth the Estimated Working Capital, including reasonable detail with respect to the calculation thereof.

“Exchange Act” means the Exchange Act of 1934, as amended.

“Exchange Agreement” means each of the Exchange Agreements to be executed by the Rollover Sellers substantially in the form of Exhibit A attached hereto.

“Executory Period” has meaning set forth in Section 8.1.

“Final Determination Date” has the meaning set forth in Section 4.2(c).

“Final Working Capital” has the meaning set forth in Section 4.2(c).

“Financial Statements” has the meaning set forth in Section 5.5.

“Financing” has meaning set forth in Section 7.6.

“Financing Letters” has meaning set forth in Section 7.6.

“FIRPTA Certificate” has the meaning set forth in Section 9.1(k).

“First 45-Day Period” has the meaning set forth in Section 4.2(b).

“Franchise Agreement” has the meaning set forth in Section 5.19(e).

“FTC” has the meaning set forth in Section 8.4(b).

“FTC Rule” has the meaning set forth in Section 5.19(b).

“Funded Indebtedness” has the meaning set forth in Section 3.1.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any federal, state or local government or any court of competent jurisdiction, regulatory or administrative agency or commission or other governmental authority or instrumentality.

“Ground Leased Properties” has meaning set forth in Section 5.6(a).

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” shall mean any Taxes imposed on income (including Taxes on capital or net worth that are imposed as an alternative to a Tax based on net or gross income), or any Tax which is in the nature of an excess profits Tax, minimum Tax on Tax preferences, alternative minimum income Tax, accumulated earnings Tax, personal holding company Tax, or capital gains Tax, franchise Tax for the privilege of doing business or similar Tax (together with any and all interest, penalties, fines, additions to Tax and additional amounts imposed with respect thereto).

“Indebtedness” means, with respect to any Person, without duplication, (a) all indebtedness of such Person, for borrowed money or for the deferred purchase price of property or services (other than current trade payables and accrued liabilities incurred in the ordinary course of business); (b) all indebtedness or obligations of such Person evidenced by notes, debentures or bonds; (c) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (d) all obligations of such Person under any conditional sale or other title retention agreements relating to property or assets purchased by such Person; (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases; and (f) all obligations of the type referred to in clauses (a) and (e) above of any other Person which is guaranteed directly or indirectly by such Person.

“Indebtedness Commitment Letter” has the meaning set forth in Section 7.6.

“Indemnified Party” has the meaning set forth in Section 11.4.

“Indemnifying Party” has the meaning set forth in Section 11.4.

“Indemnity Escrow Account” means the Indemnity Escrow Account established pursuant to the terms of the Indemnity Escrow Agreement.

“Indemnity Escrow Agreement” means the Indemnity Escrow Agreement substantially in the form of Exhibit B-1; provided, that if the Sellers’ Representative exercises its rights set forth in Section 11.8, then the “Indemnity Escrow Agreement” shall mean the Indemnity Escrow Agreement substantially in the form of Exhibit B-2.

“Indemnity Escrow Amount” has the meaning set forth in Section 3.1.

“Indemnity Escrow Funds” means the Indemnity Escrow Amount deposited with the Escrow Agent.

“Indentures” means the 2009 Notes Indenture and the 2010 Notes Indenture.

“Insurance Policies” has the meaning set forth in Section 5.17.

“Intellectual Property” means all intellectual property rights, including, without limitation, patents, patent applications, trademarks, trademark applications, tradenames, service marks, service mark applications, trade dress, logos and designs, trade secrets and all confidential information, know how, inventions, proprietary processes and formulae (“Trade Secrets”) copyrights, copyright registrations and copyright applications.

“Interim Balance Sheet” has the meaning set forth in Section 5.5.

“Interim Balance Sheet Date” has the meaning set forth in Section 5.5.

“Interim Period” means with respect to any Straddle Period, the portion of such Straddle Period that begins on the first day of such Straddle Period and ends on the Closing Date.

“Judgment” has the meaning set forth in Section 5.3.

“Law” means any applicable statute, law (including applicable common law), ordinance, rule or regulation or Judgment.

“Lease Payment Release Date” has the meaning set forth in Section 11.7(b).

“Lender” has the meaning set forth in Section 7.6.

“Lien” means any mortgage, lien, security interest, pledge, easement, defect in title, option to acquire, right of first refusal, preemptive right, restriction on transfer, adverse claim or encumbrance of any kind (except in the case of the Securities, for restrictions relating to applicable securities Laws).

“Losses” has the meaning set forth in Section 11.1(a).

“Major Suppliers” has the meaning set forth in Section 5.20.

“Material Adverse Effect” on the Company Group means any event, change, effect,

development or circumstance that, individually or in the aggregate, (i) directly or indirectly is materially adverse to the business, assets, liabilities financial condition or results of operation of the Company Group, taken as a whole, or (ii) adversely effects in any material respect the ability of a member of the Company Group or any Seller to perform any of its obligations under this Agreement or to consummate the transactions contemplated hereby, but in the case of clause (i) but shall exclude any effect to the extent resulting or arising from: (a) any change in Law or interpretation thereof; (b) any change in interest rates or general economic conditions in the industries or markets in which the Company Group operates or affecting United States or foreign economies in general; (c) any change that is generally applicable to the industries or markets in which the Company Group operates; (d) the entry into or announcement of this Agreement, the Related Documents and/or the consummation of the transactions contemplated by this Agreement and the Related Documents (including the effects of suspending the grant of new franchises based on the announcement and consummation of the transactions contemplated by the Agreement and the Related Documents); or (e) any action taken by Buyer or any of its Affiliates or (f) any national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or any act of God, other than in the case of this clause (f) for events that disproportionately impact Southern California.

“Material Contract” has the meaning set forth in Section 5.8.

“Notes” means the 2009 Notes and 2010 Notes, collectively.

“Notes Offers” has the meaning set forth in Section 8.14(b).

“Objection Notice” has the meaning set forth in Section 4.2(b).

“Offer Documents” has the meaning set forth in Section 8.14(d).

“Option Related Bonus Payments” has the meaning set forth in Section 3.1.

“Owned Properties” has the meaning set forth in Section 5.6(a).

“Ownership Percentage” means, with respect to a Seller, the percentage obtained by dividing (x) the sum of (1) aggregate consideration payable to such Seller pursuant to Article III and (2) the Rollover Value for such Seller by (y) the sum of (1) the aggregate consideration payable to all of the Sellers pursuant to Article III and (2) the Rollover Value for all Sellers.

“Outstanding Escrow Claims” has the meaning set forth in Section 11.7(b).

“Outstanding LCs” has the meaning set forth in Section 3.3(c).

“Outstanding Tax Claims” has the meaning set forth in Section 11.7(c).

“Permits” has the meaning set forth in Section 5.9.

“Permitted Liens” means (a) those Liens set forth on Schedule 5.6(a)(ii); (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not past due and payable; (c) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (d) other imperfections of title or encumbrances (other than Liens for Taxes), if any, that do not, (i) individually or in the aggregate, materially impair the continued use and operation of the Company Group’s assets in the conduct of its business as presently conducted or (ii) render title to the Owned Properties or the Ground Leased Properties unmarketable; (e) easements, covenants, rights-of-way and other similar restrictions of record; and (f) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceeding if adequate reserves with respect thereto are maintained in the Company Group’s books.

“Per Option Amount” has the meaning set forth in Section 3.1.

“Per Share Amount” has the meaning set forth in Section 3.1.

“Person” means and includes an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity (or any department, agency or political subdivision thereof).

“Pre-Closing Tax Return” has the meaning set forth in Section 8.7(b).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Pre-Closing Taxes” means (without duplication) all liability for Income Taxes of any member of the Company Group for (a) Pre-Closing Tax Periods and (b) Interim Periods provided in the case of any Taxes imposed with respect to a Straddle Period the portion of any such Taxes that are allocable to the Interim Period shall be deemed to equal the amount that would be payable if such Straddle Period had ended on the Closing Date provided further, that notwithstanding anything to the contrary contained in this Agreement, for purposes of determining liability for all Texas franchise Taxes (and all other similar Taxes imposed by any jurisdiction) that are determined based upon income relating to Tax periods preceding the period such Tax is actually imposed, the Tax period with respect to which the Tax is based upon shall be treated as the actual Tax period for the purposes of this Agreement.

“Proceeding” means any action, suit, investigation or proceeding before any Governmental Entity or arbitrator.

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchase Price Adjustment” has the meaning set forth in Section 4.3(b).

“Related Documents” means the Indemnity Escrow Agreement and the WC Escrow Agreement.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment.

“Released Claim” has the meaning set forth in Section 8.9(a).

“Representative Retention Amount” has the meaning set forth in Section 3.1.

“Required Cash Amount” has the meaning set forth in Section 7.6.

“Required Lease Consents” has the meaning set forth in Section 8.4(d).

“Restaurant Operating Profit” means, (a) with respect to each Company Group owned restaurant the subject of a Lease Repayment Amount, the operating profit for such restaurant during the twelve-month period prior to the Closing Date calculated in accordance with the Company Group’s historical internal accounting practices and (b) with respect to each franchised restaurant the subject of a Lease Repayment Amount, the franchise fees paid by the franchisee to the Company Group during the twelve-month period prior to the Closing Date.

“Restricted Employee” has the meaning set forth in Section 8.16(a).

“Returns” means, collectively, returns, declarations of estimated Tax, Tax reports, information returns and statements (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) relating to any Taxes of any member of the Company Group.

“Rollover Options” has the meaning set forth in Section 3.1.

“Rollover Ratio” has the meaning set forth in Section 3.1.

“Rollover Securities” has the meaning set forth in Section 3.1.

“Rollover Seller” means a holder of Rollover Shares and/or Rollover Options, as applicable.

“Rollover Shares” has the meaning set forth in Section 3.1.

“Rollover Value” means, with respect to each Seller, the sum of (1) the product of (x) the number of Rollover Shares to be exchanged for Buyer Common Stock pursuant to the terms of this Agreement and an Exchange Agreement and (y) the Per Share Amount plus (2) the product of (x) the number of Rollover Options to be exchanged for options to acquire Buyer Common Stock pursuant to the terms of this Agreement and an Exchange Agreement and (y) the Per Option Amount for such Rollover Options.

“SEC” means the Securities and Exchange Commission.

“Securities” has the meaning set forth in the preamble.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Indemnified Parties” has the meaning set forth in Section 11.2(a).

“Seller Released Parties” has the meaning set forth in Section 8.9(b).

“Sellers” has the meaning set forth in the caption.

“Sellers’ Deductions” has the meaning set forth in Section 8.7(b).

“Sellers’ Representative” has the meaning set forth in the caption.

“Settlement Agreement” has the meaning set forth in Section 4.2(b).

“Space Lease” has the meaning set forth in Section 5.6(b).

“Stock Options” has the meaning set forth in the preamble.

“Stockholders Agreement” shall mean a stockholders agreement on terms satisfactory to Buyer in its discretion entered into by Buyer, Trimaran and its Affiliates, the Rollover Sellers and certain other stockholders of Buyer, if any, as determined by Buyer.

“Straddle Period” means any Tax period that includes but does not end on the Closing Date.

“Subsidiary” of any Person means another Person, an amount of the voting securities of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Supplier” has the meaning set forth in Section 8.16(b).

“Supporting Statements” has the meaning set forth in Section 4.2(a).

“Survival Date” has the meaning set forth in Section 11.7(a).

“Tail Policy” has the meaning set forth in Section 11.9(b).

“Tax” or “Taxes” means, with respect to any Person, (x) any taxes of any kind, including but not limited to all income taxes (including any tax on or based upon net income, gross income, or income as specially defined, or earnings, profits, or selected items of income, earnings or profits) and all gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment taxes, alternative or add-in minimum taxes, customs duties or other taxes of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any taxing authority (including any U.S. federal, state, local or foreign government or, in each case, any subdivision thereof) on such Person and (y) any liability for the payment of any amounts as a result of being a party to any tax allocation or tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (x).

“Tax Claim” has the meaning set forth in Section 11.6(a).

“Tax Refund” means any refund, rebate, abatement, reduction or other recovery (whether directly or indirectly through a right of setoff or credit) of Taxes (including payments of estimated Taxes) of any member of the Company Group and any interest thereon with respect to all Pre-Closing Tax Periods (and Interim Periods); provided, however, that, for all purposes of this Agreement, the amount of any Tax Refund shall be deemed to equal an amount equal to the amount of such Tax Refund reduced to take account of (a) any costs and expenses incurred by Buyer, any member of the Company Group or any Affiliate of the foregoing in seeking such Tax Refund and (b) the amount of any actual net increase in Taxes payable solely as a result of the receipt from a taxing authority, and payment to the Sellers, of any Tax Refund (taking into effect the present value of any Tax benefits expected to be realized in future Tax years).

“Terminating Agreements” has the meaning set forth in Section 8.17.

“Termination Date” has the meaning set forth in Section 10.1(a).

“Territorial Rights” has the meaning set forth in Section 5.19(e).

“Third Party Claim” has the meaning set forth in Section 11.5(b).

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Transaction Expenses” has the meaning set forth in Section 3.1.

“Transaction Expenses Certificate” means a certificate of the chief financial officer of the Corporation setting forth an estimate of the Transaction Expenses, including reasonable detail with respect to the calculation thereof.

“Transfer Taxes” has the meaning set forth in Section 8.6(b)(i).

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“UFOC” has the meaning set forth in Section 5.19(c).

“Unaudited Financial Statements” has the meaning set forth in Section 5.5.

“Untendered Notes” means the 2009 Notes and the 2010 Notes outstanding immediately after Closing which the holders thereof have elected not to tender for redemption pursuant to the terms of 2009 Notes Offer and the 2010 Notes Offer, as applicable.

“WARN Act” has the meaning set forth in Section 8.11(b).

“WC Escrow Account” means the escrow account established pursuant to the terms of the WC Escrow Agreement.

“WC Escrow Agreement” means the WC Escrow Agreement substantially in the form of Exhibit C.

“WC Escrow Amount” has the meaning set forth in Section 3.1.

“WC Escrow Funds” means the WC Escrow Amount deposited with the Escrow Agent.

“Working Capital” means, with respect to the Company Group, total current assets minus total current liabilities as of the close of business on the day immediately preceding the Closing Date, in each case as reflected on the Closing Balance Sheet prepared in accordance with Section 4.1 and Schedule II.

“Working Capital Target” means negative fifteen (15) million dollars.

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